SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 13, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item

1.	Translation of 2003 Annual Report of Telefonica del Peru.

Item 1.

2003 Annual Report of Telefónica del Perú S.A.A.

Liability Statement:

This document contains true and sufficient information in respect of the development of Telefonica del Peru S.A.A.’s business during 2003. Without prejudice to the issuer’s liability, the undersigned assumes liability for the content hereof in accordance with the applicable legal rules.

Antonio Villa Mardon

Chief Financial Officer

Letter from the Chairman of the Board to the Shareholders

Dear shareholder:

In my capacity as Chairman of the Board of Telefonica del Peru S.A.A., I am pleased to present to you the 2003 Annual Report.

Results

The year 2003 was a particularly difficult year for Telefonica’s operations. In spite of this and of its intention to address the demands put forward by the less favored sectors, Telefonica worked hard in finding solutions to said requirements. One of them was the launching of rate plans in March 2003, which were successfully implemented. Although initially the savings expectations for our clients were on the order of 15%, the final result was an average saving of 18%. Moreover, during 2003, 750,000 clients (49% of residential clients) chose a new rate plan, and 72% of the migrations came from homes pertaining to the C, D and E socioeconomic levels.

In 2003, the total revenues of Telefonica del Peru stood at S/.3.447 billion, 2.2% less than last year, mainly due to the application of the productivity factor, and to smaller revenues as a result of the rate plans offered.

The year 2003 was affected by higher administrative and operating costs associated to the implementation and launching of rate programs, to the need of increasing assistance to new ADSL users and to greater default levels in the interconnection business. These expenses were partially offset by the employee retrenchment program. Thus, the total operating expenses stood at S/.2.794 billion, a 3.7% increase in respect of the previous year.

The smaller revenues and greater expenses explained above resulted in an operating profit of S/.653 million, S/.180 million less than in 2002. This result was partially offset by smaller financial expenses, S/.71 million less than in 2002, the positive effect of the Result of Exposure to Inflation (REI) and the extraordinary earnings obtained from the sale of Terra Networks shares. Thus, the net result went from S/. 31 million in 2002 to S/. 22 million in 2003.

The commercial strategy in 2003 was aimed at addressing the needs of our clients pertaining to lower income segments and at increasing investments in broad band. Thus, stimulus was given to the sale of pre-paid lines and limited consumption lines. Products such as the “Fonofacil Plus” line and the “Super Economica” line allowed low-income clients to gain access to communications. With these offers it was possible to increase the service plant by almost 8.6%, to 1,851,558 lines. In the Broad Band business, worth highlighting is the growth of our product, Speedy, which in 2003 reached almost 91,000 users, as compared to 34,000 users in 2002.

Strategic Alignments

In 2004 our strategic alignments will be supported on 3 pillars:

•	Improve the satisfaction of our clients.

•	Expand fixed telephony.

•	Contribute towards the development of the Information Society in Peru.

The process of improving the clients’ satisfaction is a long-term project, since it involves the identification of areas in which our clients are not satisfied, reviewing the processes that will result in a change, and searching for a new way of thinking and doing business.

The fixed telephony expansion will be implemented by increasing the penetration of our services to existing clients, and increasing the availability of new lines. In this sense, the implementation of new rate plans will assist in the expansion of fixed telephony; however, we are also preparing to launch new products on the market. In 2003 we obtained the greatest growth of lines in South America.

The Information Society is a stage of social development in which its members are characterized by their capacity to obtain and share any information instantaneously and from the place and in the form they prefer. In this sense, Peru needs to accelerate the expansion of the broad and narrow bands in order to close every competition gap that may exist with other countries. Our investments in the Speedy line are aimed at accelerating this development. In Peru, the level of penetration is close to the penetration average of the broad band in the region (nearly 3.6% of the lines have the broad band service). Thus, Telefonica has set upon itself the ambitious goal of reaching over 300,000 broad band connections in 2007.

Acknowledgements

I thank our shareholders for their support to continue promoting the development of telecommunications in Peru. I also thank the employees of this company for their effort and dedication throughout this year, and for their work in improving our clients’ perception of the company and obtaining beneficial results for the company, our shareholders and employees as a whole.

/s/ Javier Nadal Ariño

Javier Nadal Ariño
Chairman of the Board of Telefonica del Peru S.A.A.

Lima, February 25, 2004

Significant Variables

Fixed Telephony (includes Public and Rural Phones) Lines in Service (thousands)
1 717
1 722
1 815
1 969
2000
2001
2002
2003

Public Use Telephones/1 Lines in Use (thousands)
81
96
107
116
2000
2001
2002
2003

1/ Includes Rural Phones

Broad Band Users
350
7 237
34 389
90 683
2000
2001
2002
2003
CableNet + ADSL Clients

Average Time of Installation and Repair of Failures
N° Hours
N° Days
6,0
4,9
4,8
3,7
6,7
7,1
7,2
6,6
2000
2001
2002
2003
Average Installation Time
Average Failure Repair Time

Operational Revenues
S/. MM
Ebitda / Ingresos
3 687
3 526
3 447
53,9
51,6
48,0
2001
2002
2003
Operational Revenues
Ebitda Margin

Share of the Businesses in December 2003 Revenues
Other Revenues 9%
Cable TV Business 9%
Communication s 8%
Local Telephony 44%
Long Distance Telephony 10%
Public Telephony 20%

Figures at year end and amounts in constant new soles at December 31, 2003

Significant Variables 1/.	2000	2001 7/.	2002 7/.	2003 7/.	Var% 03/02
Status of Results
Operating Revenues (million)	4,673	3,687	3,526	3,447	-2
Operating Unit (millions)	1,513	1,008	833	653	-22
EBITDA (millions)	2,548	1,989	1,827	1,656	-9
Net profits (millions)	416	-150	31	22	-30
Balance Sheet
Total Assets (millions)	11,625	9,866	8,346	7,591	-9
Total Liabilities (millions)	6,717	6,403	4,876	4,289	-12
Equity (millions)	4,908	3,464	3,470	3,302	-5
Number of shares (thousands)	2,104,598	1,721,964	1,721,964	1,721,964	0
Ratios
EBITDA Margin	54.5	53.9	51.8	48.0	-7
Operating Margin	32.4	27.3	23.6	18.9	-20
Net Margin	8.9	(4.1)	0.9	0.6	-28
Indebtedness (%) 2/.	48.1	53.2	41.3	34.7	-16
ROA	3.6	(1.5)	0.4	0.3	-23
ROE	8.5	(4.3)	0.9	0.7	-26
Operating Magnitudes
Installed lines (thousands)	2,022	2,020	2,029	2,145	6
Lines in service (thousands) 3/.	1,717	1,722	1,815	1,969	8
Public Use Telephony Lines (thousands) 4/.	81	96	107	116	8
Broad Band Clients	350	7,237	34,389	90,689	164
Lines in service per employee	352	449	539	594	10
Fixed penetration 5/.	6.7	6.6	6.8	7.2	5
Network digitalization (%)	96	96	96	96	0
Cable television clients (thousands)	349	342	340	363	7
Investments (millions of soles) 6/.	914	635	324	421	30

1/.	Considers consolidated financial information

2/.	Financial Debt/ Financial Debt + Equity

3/.	Includes Public Use and Rural Telephones, without cellulars

4/.	Includes Cellular and Rural Public Phones

5/.	Lines in service per 100 inhabitants

6/.	Includes expense capitalization

7/.	The Statement of Results, the Balance Sheet and Investments consider the spin off of Telefonica Moviles and Telefonica Empresas.

Regulation of the sector and market situation

Regulatory activity was intense in 2003. In addition to the approval of a number of rules by the Supervisory Body of Private Investment in Telecommunications (Osiptel) and the Ministry of Transport and Communications (MTC) there was a greater concern by the Congress of the Republic about the telecommunications sector. During the regular process of operations and due to the competition on the market, 14 complaints were filed with the Ordinary Professional Bodies (CCO) of Osiptel, most of which were overruled.

As regards the rules approved by Ospitel during the year, worth highlighting are the new rules on transparency for the establishment of charges and rates for public telecommunications services, the modification of the regulations on infringements and sanctions, the approval of conditions of use applicable to all telecommunications services and the issuance of new provisions on the blocking and unblocking of services at the clients’ request.

In 2003, the regulatory body issued the Regulations for the Continuity in the Provision of Public Telephony Service under the Form of Public Telephones in Rural Populated Centers, the guidelines to promote a greater access to telecommunications services in rural areas and approved the full modification of the Sole Revised Text for Interconnection (TUO). The latter amendments give dynamism to the conciliation, settlement and invoicing of interconnection charges, and at the same time grant rural operators the authority to fix rates to and from rural phones.

The explosive growth in the number of mobile users caused the MTC to issue a new Basic Technical Number Plan (PTFN), implemented in March 2003 quite successfully and in a very short period of time. The PTFN added one digit to the numbering of mobile phones nationwide and created a numbering zone for each department.

In late 2003, the MTC approved a rule that obliges all fixed telephony concessionaires to establish special interoperation codes in their networks, so that any other concessionaire of local service (whether fixed or mobile) may issue and sell prepaid calling cards with which any type of traffic may be originated (local or long distance) ending in third-party networks or in the same network where the call originated. At the date of preparation of this annual report, the MTC and Osiptel had not completed the regulations for the interoperation system.

In 2003, Telefonica del Peru made a total of 222 inspections, conducted both by Osiptel and the MTC. A total of 5,320 man hours were devoted to this effort. The inspections were made to verify compliance with the rules regarding users, addressing of claims, interconnection, quality of the services and verification of the information submitted, among others.

Concessions and authorizations of Telefonica del Peru

Telefonica del Peru has assumed the obligation of developing telecommunications services in the country as established in the Concession Contracts, the Telecommunications Law and Regulations thereunder and other complementary provisions.

On the occasion of the privatization of telecommunications services in Peru, Supreme Decree No. 011-94-TCC was issued on June 13, 1994, which approves the Concession Contracts entered into between the Peruvian State and Empresa Nacional de Telecomunicaciones del Perú S.A. (Entel) and Compañía Peruana de Teléfonos S.A. (CPT). Entel and CPT were later merged into a single company named Telefónica del Perú S.A.A. The Concession Contracts signed in 1994 were modified through Supreme Decree No. 021-98-MTC, dated August 5, 1998, and the term thereof –– originally established in 20 years –– was extended for an additional 5 years (from 2014 to 2019) in 1999. Pursuant to the legislation currently in force, in December 2003 Telefonica del Peru filed with the MTC a new application to renew the concession term, which –– if approved –– would extend the term of the contracts until 2024.

The Concession Contracts signed in 1994 grant Telefonica del Peru the authority to provide the following services:

•	Local carrier service, local fixed telephony service, carrier service and national and international long distance telephony service, public telephone service, telex service and telegraphic service nationwide.

•	Carrier service and local fixed telephony service and public telephone service in the cities of Lima and Callao.

In addition to the above-referenced contracts, Telefonica del Peru has the respective authorizations and concessions that allow it to provide fixed telephony and local carrier service with wireless technology on the 3.4-3.6 GHz band in all the national territory.

Furthermore, Telefonica del Peru may provide other public telecommunications services. It is registered with the Registry of value added companies to provide consultation facsimile services in the form of fax storage and transmission, telecommand, telealarm, interpersonal messenger service (electronic voice mail and storage and retransmission of messages), storage and retransmission of data and data commuting service by packages (Internet). As marketer of services and/or traffic, it may market local carrier service, mobile telephony service, pager services, cable radio broadcasting service in the form of wire or optic cable and value added services.

In all these services Telefonica del Peru maintains high levels of quality and rates in line with the broad spectrum of users, in such a way that it contributes to social coverage with innovative plans and services for different segments of the population. Through them, Telefonica del Peru has reiterated its commitment to the country and to the improvement of social well-being.

With the opening of the telecommunications market, today there are a number of operators to whom Telefonica del Peru provides interconnection and other services.

At December 31, 2003 there were 65 long-distance concessions, 31 local carrier services, 10 concessions for local fixed telephony, five concessions for public use telephony, three concessions for fixed telephony in rural areas, 199 companies providing value added services and 82 traffic marketing companies.

Interconnection

Through the interconnection agreements, Telefonica del Peru offers the use of its installations essential to development of competition in telephone and permits the access to its networks and services. Telefonica del Peru developed and submitted to Ospitel the model of interconnection rates on the basis of long-term incremental costs, which is an important precedent in Latin America. Ospitel points out that “The presentation of the cost study by Telefonica del Peru is a relevant event in the application of the regulatory framework on interconnection between Peru and Latin America”. This process ended in March 2003 with the establishment of the rate of US$ 0.01208 per minute appraised at the second.

The aspects related to interconnection, in view that they are the key to the opening of the market, constitute an obligation of vital importance for Telefonica del Peru. For this reason, the Interconnection Management was created, which has specialized personnel to address the interconnection applications of incoming operators.

Telefonica del Peru is currently interconnected with 28 operators. Among them are long distance operators, local operators, mobile operators and operators of telephony in rural areas.

Rate regulations

The rates of Telefonica del Peru are regulated by the provisions set forth in the Concession Contracts signed in 1994. Since September 2001, the local fixed telephony and long distance service rates are adjusted on a quarterly basis, according to service baskets, in line with a price cap formula, established on the basis of the combination of inflation and a productivity factor of -6% per year. During 2003, Telefonica del Peru made the quarterly regulatory adjustments required by the regulatory entity.

In applying the capped price formula, during 2003 Telefonica del Peru established a wide range of rate plans whereby it offers the users different options depending on their consumption level.

At the end of 2003, Osiptel began the process to review the productivity factor, the new value of which will go into effect starting in September 2004.

Market Situation

Telefonica del Peru is at the forefront in the provision of fixed telephony services, cable television data and Internet.

During the last few years, the competition in the local telephony business was exclusively focused on the corporate sector, through an offer of integrated services (voice and data). However, starting in 2003 competition began in the residential market, through prepaid lines. The main competitors in local telephony are AT&T Peru and BellSouth.

During 2003 competition also increased in the public telephony market. The main competitors are AT&T Peru and BellSouth, the latter using its cellular telephony network. Despite the growth of these companies, Telefonica del Peru is at the forefront in the market being the only company with presence nationwide.

Competition in the long-distance business continued growing due to both the multi-carrier system and the use of prepaid cards. At the close of 2003 there were 16 operators, besides Telefonica del Peru, offering pre-selection, multi-dialing or pre-paid calling card services. The competitors are international operators (Americatel, AT&T Peru, among others).

With regard to cable television there are several companies competing on the market, the main competitor in Lima being Cable Express.

Finally, in the data and Internet business the competition is particularly focused on providing dedicated access. Telefonica del Peru is the only company that provides accesses both on the broad and narrow band.

Economic environment and outlook

Among the economic results of 2003, the solid performance of the external sector is worth highlighting. As a matter of fact, both the economic activity and the balance of payments have benefited from the excellent year experienced by exports. For its part, the fiscal sector met its anticipated targets: increasing the tax pressure and achieving the tax deficit goal agreed with the International Monetary Fund. On the other hand, inflation and the exchange rate have remained at low and quite stable levels as a result of the active work performed by the Central Reserve Bank of Peru (BCRP) and of a stable regional context.

The economic outlook for 2004 is moderately optimistic: a quite homogeneous economic growth among primary and non-primary sectors, which could be reflected in a certain improvement in the household economy, without the risk of abrupt increases in the exchange rate and inflation. The main factors that could affect the economic performance of 2004 are: (i) the international environment resulting from the possible delay in the economic recovery of the United States, (i) the weakness of public finance and the difficulty to finance expansion and (iii) the political uncertainty associated with low levels of presidential approval and the recurrent changes in the rules of the game.

Macroeconomic Results

The growth rate of the Gross Domestic Product (GDP) for 2003 was one of the highest within the regional context, reaching 4.0% as compared to the previous year. It should be highlighted that most of this growth was due to the exportation of mining products and the relative dynamism shown in investments in the textile sector and in the Camisea gas mega-project. However, private investment is still lacking in some sectors of the economy, which is needed to create sustained growth of economic activity.

As far as the fiscal sector is concerned, the current revenues of the Central Government increased due to a higher tax collection, which is, in turn, explained by two factors: (i) an increased efficiency of SUNAT and (ii) an increase in the key tax rates for the economy, such as VAT and Selective Tax on Consumption

(ISC). Thanks to this, the government was able to achieve its fiscal goal (deficit of 1.9% of the GDP). For their part, the central government’s expenses continued to grow, although mitigated by the drop in public investment. In this sense, the evolution of the composition of public spending is a matter of concern.

For its part, during almost the whole year the trade balance registered a surplus due to favorable trade terms and good performance of non-traditional exports. In the first case, the price of our exports was benefited by the rise in the price of gold and main industrial metals (copper, zinc) resulting from a greater demand by more developed economies. In the second case, the ATPDEA boosted the exports of the textile sector.

Prices remained relatively stable throughout the year. Annual inflation remained within the target range of the BCRP (2.48%, the target being 2.5%), which allowed it to develop a quite slack monetary policy, required to avoid a greater revaluation of the national currency.

Moreover, the exchange rate continued to be stable in 2003, with slight upward trend towards the end of the year, reaching of S/. 3.464 per dollar at the close of the year. The limited volatility is a result of a favorable environment, where the financial markets are discounting the future progress of the reforms introduced in Brazil, as well as the active participation of the BCRP in the foreign exchange market, purchasing up to US$ 1,050 million during the year.

2004 Outlook

As in 2003, the GDP growth rate in 2004 is expected to be one of the highest in the region. The economy is expected to grow at a more moderate rate, although the growth is expected to be more homogeneous among sectors. The main growth rate is expected to come from exports. Although domestic demand is expected to grow less than the GDP, private consumption is expected to maintain a moderate growth. For its part, the growth of investment is expected to be supported by the construction, mining and industry sectors, with stress on the disbursements for investments in the Camisea project, projects related to housing construction driven by the “Mivivienda” and “Techo Propio” programs, and investments associated with the renovation of equipment for the textile and clothing industries, which are the beneficiaries of the ATPDEA.

As regards fiscal aspects, the positive trend in tax collection will remain in 2004, due to the creation of new taxes such as the Tax on Financial Transactions (ITF) and the increase in some already existing rates (VAT, Income Tax). However, the increase in revenues will be associated with larger expenses, whereby the fiscal deficit for 2004 would remain practically unaltered. As a matter of fact, there is a risk of not being able to gradually reduce the fiscal deficit in the forthcoming years, if more emphasis is not placed on the contraction of public spending.

The largest portion of the reduction observed in the current account deficit is due to an improved trade balance, explained by the dynamism in exports which counteracted the growth of imports. For 2004, non-traditional exports will continue being driven by the ATPDEA, and traditional ones such as mining products, by the increase in international quotas. For their part, imports of capital goods will increase, mainly due to purchases related to Camisea and machinery for the textile sector. All this will help in reducing the current account deficit, which by year end will be close to 1.4% of the GDP.

Inflation is expected to remain low and at stable levels. For 2004, a neutral monetary policy on the part of the BCRP is expected as compared to that of 2003, in order to be able to reach inflation levels that will remain within the target range of 1.5 to 3.5%. However, certain pressures on prices could be expected as a effect of an increase in farming prices and oil quotas.

During the last three years and so far in 2004, a significant pressure has been noted towards a drop in the exchange rate. This trend is expected to be maintained throughout 2004 due to the improved trade terms based on the increase in prices of the main exports. On the other hand, since 2003 a surplus trade balance has been registered (net entrance of capitals), which is expected to remain positive as a result of the ATPDEA and later by the replacement of the importation of oil for gas. This would also have notable effects on the exchange rate. The foregoing does not rule out episodes of foreign exchange volatility associated with external events (economic shocks) or internal events (political shocks).

Intellectual Capital

Board of Directors

The Bylaws of Telefonica del Peru state that the Board of Directors is compromised of no less than nine and no more than 14 members. Prior to each election, the Shareholders’ Meeting must decide on the number of directors to be elected for the corresponding term in accordance with the following mechanism:

•	The class A-1 shareholders elect as many directors as required in order to complete the number of members fixed by the Shareholders’ Meeting for each term.

•	The class B shareholders elect as many directors as required, in order to complete the number of members fixed by the Shareholders’ Meeting for each term, considering the number of directors to be elected by the class A-1 shareholders, as established in the foregoing item and those directors, as appropriate, to be elected by the class C shareholders, in accordance with the provisions set forth in this Article.

•	Class C shareholders elect one director.

The class C director will be elected when the public shareholders own at least 3% of the subscribed capital. Once the right to elect a Class C director has been reached, this right will remain in force despite any variations in its capital proportion. If 3% of the capital is not reached at the time of election, one additional class B director will be elected to create a full Board of Directors.

In applying this election mechanism, the Annual Mandatory Shareholders’ Meeting, held on March 26, 2003, fixed in nine the number of Board members for this three-year term, which at December 31, 2003 will be formed as follows:

Incumbent Directors	Alternate Directors
Javier Nadal Ariño (Chairman of the Board) (*)	Julia María Morales Valentín

Fernando José de Almansa Moreno-Barreda	—

José María Álvarez Pallete López (Vice Chairman) (*)	Juan Carlos Ros Brugueras

Luis José Bastida Ibargüen	—

Eduardo Caride	Eduardo Airaldi Quiñones

José Antonio Colomer Guiu (*)	Javier Marín Estévez

Alfonso Ferrari Herrero	Ludwig Meier Cornejo

Enrique Used Aznar	Jorge Melo-Vega Castro

Juan Revilla Vergara (*)	Diego Martínez-Caro De la Concha Castañeda

(*)	Members of the Executive Committee of the Board of Directors

Vacancies and inclusions to the Board elected on March 26, 2003

During the course of this year, Dr. Enrique Normand Sparks, who was the designated director by the Special Class B Shareholders’ Meeting held on March 26, 2003 and had been Director of Telefonica del Peru since 1994, passed away. In application of the bylaws, this vacancy was filled on May 21 by his respective alternate director, Mr. Vicente Murcia Navarro, who remained in said office until October 7, when he resigned from the Board. On such date the Board appointed Mr. Luis Jose Bastida Ibargüen to the position. Finally on December 17 the Board of Directors accepted the resignation from the position of alternate director by Mr. Jose Luis Garcia Velez. As a result of the changes made, at December 31, 2003 there are seven alternate directors.

It should be pointed out at that until March 26, 2004, the mandate of the Board elected by the Special Shareholders’ Meetings dated March 26, 2003 remains in force, which Board on January 1, 2003 was formed by the following 14 incumbent directors: Alfonso Bustamante y Bustamante, who chaired it until January 21, 2003, when Mr. Javier Nadal Ariño was designated as such; José Ramón Vela

Martínez, who was the managing general director until that date, when he resigned and Mr. Juan Revilla Vergara was appointed to that position; José María Álvarez -Pallete López (vice chairman); José Antonio Colomer Guiu, Jacinto Díaz Sánchez, José Graña Miró Quesada, Félix Ivorra Cano, Enrique Normand Sparks, Walter Piazza Tangüis, Gonzalo de la Puente Wiese, Luis Rodríguez Mariátegui, Dionisio Romero Seminario, Enrique Used Aznar and Antonio Viana Baptista, who resigned from the office on January 21, 2003.

Brief resume of the incumbent members of the Board of Directors of Telefonica del Peru at December 31, 2003

Javier Nadal Ariño has been the chairman of the Board of Telefonica del Peru S.A.A. since January 21, 2003. He has been an assistant director general of Corporate Regulation of Telefonica, S.A., since November 2002 and was the director general of Regulation of Telefonica de Argentina between 1995 and 1997. He was the director general of Telecommunications (Spanish public administration) between 1985 and 1995, during which period he acted as a delegate of the Spanish government in Telefonica. He was the president of Retevision between 1989 and 1994. He carried out professional activities in the industrial sector in Telettra Española in Milan (Italy) and Torrejon de Ardoz between 1972 and 1977, and cooperated as an expert in the United National Development Program for Latin America. Mr. Nadal is a telecommunications engineer from Universidad Politecnica de Madrid and obtained a diploma in advanced political sciences and sociology from Universidad Complutense de Madrid.

Juan Revilla Vergara has been the general managing director of Telefonica del Peru S.A.A. since January 21, 2003. He was formerly the general deputy director of Corporate Procurement of the Telefonica Group, a position he has held since March 2001. He was the vice president of Administration and Finance of TELESP, in Brazil, as well as the vice president of Control of Telefonica del Peru S.A.A. During part of his professional career he was a senior analyst responsible for issues in the National Commission of the Spanish Securities Market. Mr. Revilla is a business administrator from Universidad del Pacifico, Lima.

José Fernando de Almansa Moreno-Barreda has been a director of Telefonica del Peru S.A.A. since March 2003, and a director of Telefonica, S.A. since February 2003. He has a law degree from Universidad de Deustro (Bilbao). He was a member of the diplomatic corps and a cultural counselor of the Spanish representation in Mexico; a director of Atlantic Affairs in the General Bureau of Foreign Policy for Europe and Atlantic Affairs and a minister counselor of the Spanish Embassy to the former Soviet Union among other positions. On August 1, 1988 he was promoted to plenipotentiary minister and has also been the general deputy director of Eastern Europe dependent on the General Bureau of Foreign Policy for Europe.

José María Álvarez-Pallete López has been a director of Telefonica del Peru since November 2002. Mr. Álvarez-Pallete has been the CEO of Telefonica Internacional, S.A. since July 24, 2002. He also is the advisor to Telefonica de España, S.A., Telefonica Moviles, S.A., Telefonica Data, S.A., Telefonica Internacional S.A. and Telefonica Argentina, S.A., among others. He joined the Telefonica Group in February 1999 as director general of Finance of Telefonica Internacional, and was appointed in September of that same year as Director General of Corporate Finance of Telefonica. Mr. Álvarez-Pallete holds a bachelor’s degree in Economic Sciences from Universidad Complutense de Madrid and has also taken courses in Economic Sciences at Université Libre de Belgique.

Alfonso Ferrari Herrero has been a director of Telefonica del Peru S.A.A. since March 2003 and a member of the Audit Committee since April of the same year. He is also an advisor to Telefonica, S.A. and a director of Telefonica CTC-Chile S.A. Mr. Ferrari is an industrial engineer from Universidad Politecnica de Madrid and holds an MBA from Harvard University.

Eduardo Caride has been the president of Telefonica Datacorp S.A. since June 2001 and the CEO of Emergia, S.A. since March 2000, as well as a member of the board of both companies and their subsidiaries, among them, Telefonica Empresas Peru S.A.A. He was the CEO of Telefonica Argentina S.A. from March 1998 until March 2000. Mr. Caride is a business administrator and accountant from the University of Buenos Aires, Argentina.

José Antonio Colomer Guiu has been a director of Telefonica del Peru S.A.A. since January 2000. Mr. Colomer is general managing director of BBVA Banco Continental and general managing director of Holding Continental S.A. and director of AFP Horizonte, among others. He has been president and CEO of Banco Bilbao Vizcaya Puerto Rico and has held several positions of responsibility within the BBVA Group. Mr. Colomer holds a diploma in Direction of Corporate Enterprises and Leadership and Innovation from Instituto de Estudios Superiores de la Empresa-IESE, Universidad de Navarra, and a bachelor’s degree in Marketing from ESADE, Barcelona, among others.

Enrique Used Aznar has been a director of Telefonica del Peru since April 200 and a member of the Audit Committee since April 2003. Mr. Used is the president of Amper S.A.. He was formerly the president of Telefonica Internacional, S.A.; of Telefonica Moviles, S.A.; Estratel, S.A. and Telefonica I + D, among others. Mr. Used is a telecommunications engineer.

Luis José Bastida Ibargüen has been a director and a member of the Audit Committee of Telefonica del Peru S.A.A. since October 7, 2003. Mr. Bastida has been a financial director general and a deputy director general of Banco Bilbao Vizcaya, as well as the director general of the Group and member of the Direction Committee of Banco Bilbao Vizcaya Argentaria. He is currently a non-executive advisor to several companies and an independent consultant. He is also a founding member of the Instituto Español de Analistas Financieros and founding member of Asociación Española de Planificación. Mr. Bastida has a bachelor’s degree in business sciences from BESTE (San Sebastián); a Master’s in Business Administration from Columbia University (New York) and has taken courses on executive education in IMI (Geneva) and at the Instituto de Estudios Superiores de la Empresa—IESE of Madrid.

Managerial Staff

At December 31, 2003, the main executives of Telefonica del Peru were the following:

EXECUTIVES	POSITION
Javier Nadal Ariño	Chairman of the Board
Juan Revilla Vergara	General Managing Director
Eduardo Airaldi Quiñones	Enterprise Central Manager
Séneca De la Puente Estremadoyro	Resources Central Manager
Diego Martínez-Caro De la Concha Castañeda	Control Central Manager
José Luis García Vélez	Residence Central Manager
Ludwig Meier Cornejo	Institutional Relations Central Manager
Jorge Melo-Vega Castro	Regulation and Strategic Planning Central Manager
Julia María Morales Valentín	Secretary General
Vicente Murcia Navarro	Network Central Manager
Renán Oliveira de Barros Leal	Strategic Planning and Product and Service Development Central Manager
Bernardo Santos Álvarez	Internal Control Central Manager
Antonio Villa Mardon	Finance Central Manager

Organizational Structure

Chairman of the Board

Javier Nadal Ariño

General Manager	Secretary General
Juan Revilla Vergara	Julia María Morales Valentín

Enterprise Central Manager	Internal Control Central Manager
Eduardo Airaldi Quiñones	Bernardo Santos Álvarez*

Regulation and Strategic Planning Central Manager	Control Central Manager

Diego Martínez-Caro De la Concha
Jorge Melo Vega	Castañeda

Finance Central Manager	Institutional Relations Central Manager
Antonio Villa Mardon	Ludwig Meier Cornejo

Strategic Planning and Product	Resources Central Manager
Development Central Manager	Séneca De la Puente Estremadoyro
Renán Oliveira de Barros Leal

Residential Central Manager	Network Central Manager
José Luis García Vélez*	Vicente Murcia Navarro

*The resignation of both executives as effective January 1, 2004.

Changes in Top Management during 2003

On January 21st, the Board of Directors designated Mr. Javier Nadal Ariño as chairman and Mr. Juan Revilla Vergara as general manager, which positions were held, respectively, by Messrs.Alfonso Bustamante y Bustamante and José Ramón Vela Martínez since August 1998.

On said date Messrs. Javier Reguero Naredo and Antonio Mora Morando resigned from the position of Enterprise central manager and Control central manager, respectively, and the Board of Directors designated Messrs. Eduardo Airaldi Quiñones and Jose Luis Baranda as such. On March 25, Mr. Jose Luis Baranda filed his resignation and Mr. Diego Martínez-Caro De la Concha Castañeda was designated as Control central manager.

On December 17, 2003, the Board of Directors accepted the resignation filed by Mr. Jose Luis Garcia Velez from the position of Residential central manager, which was effective January 1, 2004, when such position was filled by Mr. Michael Duncan Cary-Barnard. Finally, on January 1, 2004, the resignation filed by Mr. Bernardo Santos Alvarez from the office of Internal Control central manager was effective and on January 21, 2004 Mr. Manual Lara Gomez was appointed to that position.

Resume of the Top Management

Eduardo Airaldi Quiñones has been on the managerial staff of Telefonica del Peru S.A.A. since January 2003. He is the managing director general of Telefonica Empresas Peru S.A.A. since April 2001. He has held several managerial positions in IBM, both locally and internationally, and was the president and the general manager of IBM del Peru from January 1999 until March and February 2001, respectively. He holds an industrial engineering from Universidad Nacional de Ingeniería.

Séneca De la Puente Estremadoyro joined the Telefonica del Peru S.A.A. Group in April 1998. He is the Resources central manager since March 2003. He previously held the positions of Customer Service Director of Telefonica Moviles S.A.C., assistant manager of Invoicing and Collection of Telefonica Moviles S.A.A., and was the head of the Administration and Management Control for Mobile Services of Telefonica del Peru S.A.A. Mr. De la Puente studied business administration at Universidad de Lima and has taken several specialization courses in Lima, Barcelona and Stockholm (Sweden).

Michael Duncan Cary–Barnard has been the Residential central manager since January 1, 2004, the general manager of Servicios Globales de Telecomuncaciones S.A.C. since December 2003, an alternate director of Telefonica del Peru S.A.A. since March 2002, and a director of Transporte Urgente de Mensajeria since December 2003. He was the general manager of Telefonica Multimedia S.A.C.from

November 1998 until December 31, 2003. Mr. Duncan is a business administrator from University of Northampton, England.

Diego Martínez-Caro De la Concha Castañeda has been the Control central manager of Telefonica del Peru S.A.A. since March 25, 2003 and was formerly a Control manager. Mr. Martinez-Caro has been Audit and Consulting Manager of Arthur Andersen in Madrid during nine years. He holds a bachelor’s degree in economic and business sciences form Universidad Complutense de Madrid and obtained an MBA from the Estudios Superiores de la Empresa-IESE, Barcelona.

Ludwig Meier Cornejo was appointed the Institutional central manager of Telefonica del Peru S.A.A. on August 23, 2001, after having held other directive positions in the company. He was the minister of Fisheries of the Transition Government, and the Minister of Fisheries between July 1997 and December 1998. He has held executive positions in several business organizations and government entities. Mr. Meier studied law at Pontificia Universidad Catolica del Peru and business administration at Universidad de Lima.

Jorge Melo-Vega Castro has been a central manager of Regulatory and Strategic Planning of Telefonica del Peru S.A.A. since February 2000. He joined the company in March 1999 and held the office of Strategic Planning Manager. He has been the Secretary General of OSIPTEL, a director member of the Telecommunications Privatization Committee and the Citizens’ Participation Privatization Committee. He also served as a director of the Peruvian Radio Television Company He is an attorney from the Catholic University of Peru and holds a Master’s Degree in Public Administration from INAP of Spain.

Julia María Morales Valentín has been the secretary general and Secretary of the Board of Directors of Telefonica del Peru S.A.A. since September 2002. She previously was an assistant legal counsel for Unión de Cervecerías Peruanas Backus y Johnston S.A.A. beginning January 1988. She is an attorney from the Pontificia Universidad Católica del Peru, with post-graduate studies in Civil and Mercantile Law in the Instituto de Estudios de Iberoamérica y

Portugal-Universidad de Salamanca, Spain and in Business Law in the Universidad de Lima.

Vicente Murcia Navarro has been the Central Manager of Networks since March 1999. Since he joined the Telefonica Group in 1970, he has held several positions and charges in the Maintenance and Engineering areas. Since July 1994 he is working in Peru as Network Advisor, Technical Area of Mobile Services and Development Manager. Mr. Murcia is an Industrial Technical Engineer.

Renán Oliveira de Barros Leal has been the Strategic Planning and Product and the Services Development central manager of Telefonica del Peru S.A.A. since October 2003. He is in charge of the Strategic Planning, Products Committee, Product Development, Regulation and Investment Office areas. He has worked for the Telefonica Group since 1998, specifically in Telefonica Sao Paulo (Brazil), in the Residential and Small Business commercial area and later in the Strategic Planning area. He is an engineer from the Universidad Federal of Pernambuco (Brazil) with a post-graduate degree from the Universidad Federal de Rio de Janeiro and the Georgia Institute of Technology (United States).

Antonio Villa Mardon has been the Central Manager of Finance of Telefonica del Peru since December 1998. Mr. Villa has held the offices of Vice President of Corporate Finance at Bank of America, Madrid, Spain; General Manager of Santander Investment in Peru and Director of Cavali ICLV S.A. Mr. Villa graduated from the Universidad de Sevilla in Economic and Business Sciences and obtained an MBC in the Instituto de Estudios Superiores de la Empresa-IESE, Barcelona. Likewise, he obtained an AMP from the Wharton Business School, at the University of Pennsylvania, United States.

Development and efficiency of our intellectual capital

For four years, Telefonica del Peru has been implementing a consistent strategy for the development of human capital, which allows it to achieve substantive results in terms of potential, succession, use of new training technologies and internal communication, among others.

Recruitment focused on internal talent

During 2003 internal recruitment was the main mechanism used to address the requirements made by the organization’s personnel. One hundred and thirty-seven jobs were offered: 68% in Network, 18% in the commercial area and 14% in the management area. In the selection process for external personnel, 26% corresponded to personnel from education and cooperative programs, 35% to personnel from other companies of the Group and the remaining 39% to external candidates. Sixty-eight percent of the leadership positions were covered by promoting internal staff. On the other hand, 42% of the new personnel were university students with a master’s degree, 51% university students with a bachelor’s degree and 7% were technicians.

Efficient management of education

The focus for personnel continues to be functional education with integral training programs and with topics that are common to several areas. All programs are designed in accordance with the needs that each area identified as important to achieve its business objectives.

Our management has incorporated e-learning on a permanent basis as a tool to extend the educational support to our staff, in 2003, 29% of the total training man hours was reached. The personnel may access a set of materials from their computer, a facility offered to the technical areas through three virtual classrooms in Lima, and in the provinces of Trujillo, Huancayo and Arequipa.

Identifying high potential

In 2003, the policies of the Development programs of High Potential Individuals were redefined, with new standards and competitive requirements to identify the analysts and experts with the best performance and professional outlook. This group has Telefonica del Peru’s decided support so that it may assume greater responsibilities in the organization.

To date, 88 participants make up the Development program for Individuals with a High Potential, which is segmented by occupational groups: Hotbeds (for analysis and payroll experts under 30 years) and Professionals (for analysts and experts over 30 years).

Labor Relations

For the first time and after a long negotiation process, the unions, understanding the payroll resizing needs, accepted a voluntary retirement program and signed an agreement determining the economic benefits to be received by those workers who chose to retire. This program has served as an incentive for those workers who have ceased and has allowed meeting the goals of the Annual Employment Plan.

A bipartisan commission was set up along the same lines, formed by executives from the Human Resources, Operations, Control, General Secretariat areas and by directors from unions, for the purpose of preparing a master agreement for the negotiation of policies or guidelines that will allow us to meet the objectives and address union concerns. Corporate reorganization without affecting employment, the need to outsource certain activities to improve productivity ratios, and the joint action of political and regulatory authorities to explain the company’s contribution to society have been, among others, the most debated topics.

The interaction fostered with union organizations has required an information process from their leaders on the basis of presentations made by directors of the areas, which has allowed them to become more familiar with the dynamics of the business and the market.

In November, collective bargaining began with the Single Workers’ Union of Telefónica del Perú S.A. During this process, the company presented a multidisciplinary commission formed by professionals from different areas.

We are in the process of beginning collective bargaining with the Workers’ Federation of Telefonica del Peru, which has been delayed due to the legal difficulties caused by the changes made to their bylaws which extend their scope of representation to all the workers of the Telecommunications sector and, therefore, must negotiate with a business association, as defined by the Labor authority.

Telefonica will continue acting positively and proactively to privilege dialogue and transparency in its relations with union organizations, honoring the legal rules and agreements that it is bound by.

Commitment to communication

Internal communications management focused on improving the flow of information both ways. In this way, the portal “Comité de Dirección Responde”, was created which acts as an open means of communication where all employees of Telefonica del Peru may ask their questions to the members of the Direction Committee, which are answered in writing, and published in the Intranet. This means of communication is added to the 3 monthly bulletins and to the employees’ portal “En Línea”.

Telefónica Latinoamericana

The Communication and Culture Group of Telefonica Latinoamericana, headed by the Human Resources team of Telefonica del Peru, worked on several projects such as Labor Atmosphere, Improvement of Internal Communication and the Design of Human Resources Management Policies.

Thanks to the scholarships offered by Telefonica and Fundacion Carolina, four young members from the Telefonica Group are taking post-graduate courses in prestigious universities of Spain.

During 2003 the policies of the JAP corporate policies were redefined, with the main objective of identifying youths with the greatest potential in the organization, whose talent was recognized through a differentiated management of their professional career and development in the company. Thirty-two Peruvian candidates to the JAP corporate program took a number of monitored tests given by the corporate group in Spain, and 19 finalists remained who will participate in the last phase of the selection process, which will be held in March 2004.

Number of workers in Telefonica del Peru

At the close of 2003, Telefonica del Peru had 3,316 workers. The following table shows the evolution experienced by the personnel payroll in the 2001-2003 period:

	2003	2002	2001

Permanent	3316	3366	3823
Officers	587	636	650
Employees	2729	2210	2599
Laborers [1]	—	520	574

Temporary Programs [2]	805	898	952

Affiliates	2331	2141	2066

Total	6452	6405	6841

1.	Starting in August 2003 laborers are considered as employees.

2.	Includes Juvenile Education, Young Executives programs.

Growing in Quality and Service

Strategic alignments

The world telecommunications industry is starting to give signs of recovery. For Latin America, 2003 was a difficult year, particularly due to the economic and political crisis experienced by several countries of the region. However, there are signs of improvement in the economy in 2004, which would lead to a growth in the telecommunications market. In the country, the market continues growing.

For Telefonica del Peru, 2003 was difficult. At the beginning of the year a group of rate plans and new options for clients was launched, ranking from low-priced prepaid lines to flat rates for voice and Internet. This new proposal, which was widely accepted, enabled the sale of 315,291 new lines and allowed over 50% of the current clients to choose one of the new rate plans. From the time they were launched, they allowed savings of approximately 18% in the monthly billing of clients. This result was obtained thanks to the efforts made by all employees of Telefonica del Peru to address the clients’ demands.

In the forthcoming years, Telefonica del Peru has the challenge of continuing to increase the size of the market; to this end, it will continue structuring new products tailored to the needs and possibilities of current and potential clients.

Furthermore, Telefonica del Peru continues with the development of the Internet, with special emphasis on broad band, a technology that provides clients high quality and speed in the access to the network. The year 2003 was the take-off year of broad band; we tripled the number of clients connected to Speedy and CableNet. This expansion will continue in the forthcoming years through a wide supply of products, both in narrow and broad band.

All these actions are carried out within the framework of the company’s main objective: to satisfy the clients. The organization is focused on this objective. Thus, a number of projects to improve efficiency are being developed; products and services are being created to satisfy the specific needs of the clients; and work is being done to achieve full improvement both in service quality and customer service.

Investments

The company’s investment policy is focused on securing a profitable growth in all its lines of business, upgrading the telecommunications networks in order to maintain an optimum level of service for its clients.

In 2003, Telefonica del Peru invested S/. 421 million, that is, 30% more than the same period the previous year. The use of new technologies and the increase of internal efficiency enabled the growth of traditional businesses (local telephony, public telephony and cable TV) with smaller investment levels. The company, which is committed to the development of the Information Society in the country, allocated S/. 94 million to the growth of access to the Internet, mainly on broad band. This item accounts for 22% of the investments in 2003, with a growth of 96% in respect of 2002. This participation is expected to increase in the forthcoming years.

Volume of investments

(figures expressed in constant millions of nuevos soles at December 2003)

	2000	2001	2002	2003
Local telephony network	302	228	181	144
Cable television	81	37	27	25
Public telephony	93	85	51	43
Internet	38	38	48	94
Others	401	247	17	114
Total	914	635	324	421

Business evolution

Telefonica del Peru provides, among others, local telephony services, long-distance service, public telephony, company communications and Internet and broad band services. Furthermore, through its Affiliate Telefonica Multimedia S.A.C. it provides cable radio broadcasting distribution services.

Since 2003, in order to address the new and important Internet and broad band service, a new management was set up to unify the management of the traditional Speedy, Speedy Plus, Dial Up (commuted traffic) and CableNet services.

For the purpose of facilitating the discussion on business evolution in respect of the previous year, the revenues from commuted traffic have been excluded from the local telephony revenues; the revenues from Speedy Plus and traditional Speedy have been excluded from the Company Communications revenues; and the revenues from CableNet have been excluded from the Cable Television revenues. The separate revenues of these three businesses make up, in the discussion on business evolution, the revenues of Broad Band and Internet business.

Local telephony

The revenues from local telephony registered a 6% decrease compared to 2002 and reached S/. 1.532 billion. In 2003, the revenues from Internet traffic (Dial Up) which in 2002 belonged to the local telephony business, were transferred to the new Broad Band and Internet Management. Thus, the revenues from local telephony, excluding the Dial Up service revenues, registered S/. 1.470 billion, 5% less than in 2002. The service plant of the business showed an 8.6% increase compared to 2002 and reached 1,851,558 lines by the end of 2003 with a visible concentration in lines with consumption limit and prepaid lines (47% of the total number of lines).

The year 2003 was a difficult year for the local telephony business and was characterized by a low perception of the client’s affinity with and quality in respect of the business. Within this context, the business of the year focused on two strategic priorities:

•	Improving the perception of affinity between Telefonica del Peru and its clients

During 2003 new rate plans were launched (which for a fixed monthly payment included, besides the monthly fee, various packages of minutes), representing savings of approximately 18% for clients in their monthly billing, and for the company, was the main cause of a 14% drop in revenues from local measured service.

•	Increasing the market penetration

The commercial policy focused its efforts mainly on the sale of prepaid lines and lines with limited consumption. The introduction of the lines known as Fonofacil Plus and Super Economica, which allowed the lower income population segment to have access to telephone services, largely explains the 31% increase in the sale of lines in 2003 compared to 2002. In 2003, 315,291 new lines were sold.

Broad Band and Internet

Total revenues amounted to S/. 187 million, with a growth of 50% compared to 2002. At the close of 2003 the number of clients connected to Speedy and CableNet increased three times as compared to the previous year, reaching 90,689.

During 2003, Telefonica del Peru lead Internet growth. Within this context, the year’s business focused on two priorities:

•	Unifying business management

In 2003 the Broad Band and Internet management was created for the unified management of the broad band (Conventional ADSL, Plus, Wi-Fi and CableNet) and Dial Up, and to put in order the sales channels and transfer of functions to specialized support areas (facilities, OMR&S, etc).

•	Facilitating massive access to the Internet

The commercial management focused its efforts on the development of an attractive offer of Dial Up and Broad Band services, aimed at reducing the entrance barriers for the product. The actions undertaken to make the market grow included connection fee reduction campaigns, incentives for the sales force, launching of a Premium Line and access packages to Internet Terra for Dial Up clients.

Promotional campaigns were used such as discount Packs, Mes Gratis, Pizarro-Fútbol and Speedy Night, tailored to the clients’ needs. Furthermore, during 2003 Speedy Wi-Fi (wireless Internet) was developed, a service aimed at providing greater access to a specific segment of clients. Its revenues will be registered starting in 2004.

Urban Public Use Telephony

Revenues of S/. 663 million were registered in 2003, 8% less than in the previous year, and the public telephone plant exceeded 110 thousand lines, that is, 8% more than in 2002. Density increased to 4.07 public telephones per each one thousand inhabitants.

During 2003 several external factors appeared that affected the results of the public telephony business. The main one was the aggressive strategy of prepaid long-distance calling card operators, based on lower rates offered, in addition to a greater penetration of mobile telephony operators in low socioeconomic levels and an increased growth of the public telephone plant of the competition. On the other hand, the increase in fraud and vandalism led to the deterioration of telephone availability.

Faced with this new scenario, the business focused on the launching of promotions for the use of coins (Talk three times more in International Long Distance, Double Minutes in National Long Distance after the second minute) and specific promotions for corporate phone booths in to maintain important clients and to counteract the entrance of the competition.

The promotion “Talk longer for national and international long-distance” was launched for the 147 calling card, which increased traffic by 126%, with respect to the previous month of the campaign.

Anti-vandalism actions were also implemented as well as other preventive measures to improve telephone availability.

Additionally, actions were taken aimed at improving the plant’s profitability through an equipment relocation plan, achieving over 2,000 relocations by the close of the year.

Moreover, in August the service allowing text messages to be sent from external public phones to Telefonica MoviStar cellular phones was launched.

Rural Public Telephony

Revenues of S/. 39 million were registered, that is, 1% less than in 2002. The actions taken by the business in 2003 fell within the framework of compliance with obligations arising from the Concession Contract entered into with the Peruvian State. The business focused on two strategic priorities:

•	Compliance with the obligations arising from the Concession Contract entered into with the State

The requirements arising from the Service Continuity Regulations ––which establish a maximum of 5% disconnected telephones during a one-month period and the reinstatement of the service with seven calendar days–– entailed a great effort for a business that operates in locations that are very far away from urban zones and located in areas with a difficult geography. Faced with this and the increase in vandalism, an aggressive Breakdown Prevention Plan was implemented, whereby disconnections were reduced compared to 2002.

•	Improved commercial management

Concessionaires were changed and relocations were made in order to achieve improvements in the service and business profitability. For example, the rural customer service “La voz rural” was inaugurated for purposes of consultation, collection of bad debts and surveys on the quality of service to the concessionaires.

Long Distance

Revenues of S/. 360 million were registered, 17.5% less than in 2002, as a result of an intense competition in the market. A 22.0% reduction in respect of 2002 was observed in the national long-distance traffic, due to competition and the replacement of direct dialing traffic by pre-paid calling cards. Outgoing international long-distance traffic was reduced by 2.0%, as a result of an increased competition and promotions that resulted in a reduction of weighted average rates. However, an increase in the traffic of Hola Peru calling cards in respect of 2002 was achieved, as part of the growth of the pre-paid calling card market.

2003 was a difficult year for the long-distance business. It was characterized by a strong competition, frequent promotions and a major advertising investment. Within this context, the business of the year focused on two strategic priorities:

•	Growth of the market base

New products were launched on the market in 2003 ––among which the Premium Plans (minute packages for a fixed monthly fee and economic rates for additional consumption) are worth highlighting––, whereby an additional 50 thousand clients subscribed for our services. In order to protect the participation on the market the launching of massive campaigns continued, such as “Habla lo que quieras”, “Habla lo que quieras mejor que nunca” and “El Peru y el mundo a S/01.0”, which allowed achieving major traffic increases. In these promotions the concept of price per call prevailed, thus achieving that 79% of the clients identify the promotions of Telefonica del Peru as good ones for their rates and duration of the calls.

•	Leadership in new markets

Telefonica del Peru consolidated itself as a leader in the pre-paid calling card market through its products 147 and Hola Peru. During 2003 new denominations of the Hola Peru card were introduced and promotions such as “Soles de regalo” and long-distance 147 campaign were held. Furthermore, distribution channels were increased by increasing the coverage in sales points in the main cities of the country, thus increasing sales by 67% compared to 2002.

Finally, in order to provide greater communication possibilities to our clients, special services were boosted such as satellite telephony (Inmarsat), the rental of international circuits, the transportation of television signals and value added services such as “fono free internacional”.

Company communications

At the close of 2003, revenues stood at S/. 267 million, and showed an increase of 31.2 % in respect of the previous year, as a result of the change in the organization whereby the revenues from ADSL (Speedy Tradicional and Speedy Plus) were transferred to the Broad Band and Internet Management.

Thus, the revenues from Company Communications reached S/. 165 million at the close of 2003, 4% less than the previous year.

The plant in service corresponding to marketed products remained stable compared to 2002. The main variation came from the Digired plant, which was affected by the migration of low speed circuits to high speed circuits and the migration to the IP-VPN product (a product marketed by Telefonica Empresas Peru S.A.A.).

In May 2003, the management of services from the Business Communications Management of Telefonica del Peru was centralized in Telefonica Empresas Perú S.A.A. (formerly Telefonica Data Peru S.A.A.). Within this context, the business of the year focused on two strategic priorities:

•	Transfer of the management of services to Telefonica Empresas Peru S.A.A.

Since May 2003, Telefonica Empresas Peru S.A.A. is responsible for the commercial and technical management of the main clients of the company segment of Telefonica del Peru. The objective was, besides working jointly in the development of new products and services, to address the clients’ communication needs, use the synergies of the Group and reduce overhead and management expenses associated to these clients.

•	Service quality

The needs of clients were identified and new services were introduced such as partial RDSI PRI. This new service satisfies clients’ needs by invoicing between 16 and 30 accesses. To date, we have 24 clients that have acquired this product and its consolidation is expected in 2004.

The launching of InfoVía Plus eliminated the problems encountered in the InfoVía service, where the band width contracted by the client was many times exceeded by the demand of the final users. This new service has a model whereby clients directly access the Internet. Furthermore, the service is contracted by simultaneous connections and delegated authentication, which represents a reduction in operating costs for the clients, and for Telefonica del Peru, a better management of the service quality.

As far as the availability of the services is concerned, during the second half of the year improvements were made in Digired, InfoVía, Analogical Circuits, Basic RDSI and Primary RDSI. Likewise, the service quality was improved, mainly in the average time frames to address failures. The following figures give an example of the improvement: Digired (from 3.68 hours to 2.78), InfoVía (from 1.89 to 0.97), Analogical Circuits (from 25.19 to 4.59), Private Switchboards (from 3.17 to 1.90), Basic RDSI (from 15.99 to 4.5) and Primary RDSI ( from 5.24 to 2.93).

Interconnection

The challenge in 2003 was to continue making the telecommunications market grow using the interconnection between networks as a tool to create competition with all operators.

Among the main results of the period, the following are worth highlighting: the 22.5% growth of the total interconnection traffic and the 32.2% growth in the total number of leased liaisons. During the year, four new interconnection agreements were signed, the call-by-call service was implemented for three new operators, the pre-paid service was implemented for one new operator and new services were developed for five operators.

In 2003 the default level of long-distance operators interconnected with Telefonica del Peru S.A.A. increased, mainly because the requirements established by the regulatory body were insufficient to ensure compliance with the payment of their obligations for interconnection services, which required the company to assume greater bad debt provisions.

In December 2003 Osiptel published Resolution No. 113-2003-CD/OSIPTEL whereby guaranties are established among the operator companies in the interconnection services markets, which will improve the problem described above.

One of the objectives for 2003 was to provide a better quality service. To this end, procedures were implemented to address emergencies in order to minimize the impact resulting from failures in the network caused by third parties or by unforseen events.

The development of new networks by some operators resulted in competition in several interconnection services, which contributed to the generation of more alternatives on the market.

Cable television

At the close of 2003, revenues registered a 6.6% increase in respect of 2002, totaling S/. 320 million. In accordance with the organizational change implemented by the company in 2003, the revenues from CableNet were transferred to the Broad Band and Internet management. Thus, the revenues accrued from the cable television service (TV Cable) and advertising in 2003 stood at S/. 297 million, increasing by 3% compared to the previous year. Cable Magico, the trade name of the Cable TV service of Telefonica Multimedia SAC, maintained a clear leadership on the cable television market in 2003. At the close of 2003 it had over 363 thousand clients nationwide, and grew 6.8% compared to the previous year. Eighty-five percent of the clients are concentrated in Lima and the remaining 15% in seven cities (Arequipa, Cusco, Chiclayo, Trujillo, Huancayo, Chimbote and Piura) in the interior of the country.

The business during the year focused on three strategic priorities:

•	Growth of the invoiced average plant

The ongoing restructuring of internal and commercial policies of the business allowed the invoiced average plant to grow by 7% in 2003 compared to the previous year. Among these policies are modifying the procedures to perform and register investments in the wiring of buildings, adapting the policies to evaluate dockets of the informal sector, replacing materials to provide service to clients located far away from the terminal, increasing the sales force organized according to geographical areas, and designing a write-off containment plan in order to control them.

•	Implementation of a comprehensive campaign against piracy

The implementation of the plan for the Detection of Unauthorized Users (DUNA) continued and improved business indicators were obtained such as the duplication of clients who migrated from the economic package to the basic package over the last quarter of the year.

•	Improved quality and programming of Cable Mágico

The channel programming in 2003 incorporated the signals of Gourmet.com, TV Azteca and The Film Zone, of the LAPTV group, to the grid, thus increasing the international entertainment programming quality.

As regards the exclusive programming of Cable Magico, CMD maintained the exclusive transmission rights of the Peruvian professional soccer tournament and of Bundesliga from Germany. Furthermore, partial rights were obtained for the professional Spanish soccer tournament and the rights for the Wimbledon tennis tournament.

The programming of Antena Informativa was renewed with the launching of the programs, Boca Ancha, Polizontes, Oh! Diosas and Aventura culinaria, whereby the channel considerably increased its audience and ranked among the five most seen cable television channels.

The revenues from the sale of advertising by cable in 2003 dropped 6% with respect to the results of the previous year. This is explained by the decrease in the market value of advertising due to smaller investments by announcers and the reduction in the rates charged by open signal channels. In order to counteract the negative impact of the smaller investment in advertising by announcers, the business launched the telesales channel, Target TV, and entered into an extraordinary agreement with Fox Sports for the transmission and marketing, through CMD, of the matches played by the Cienciano del Cusco soccer club in the finals of Copa Nissan Sudamerica. Both actions resulted in considerable advertising sales.

Corporate aspects

Telefonica del Peru is an open corporation, organized in accordance with the laws of the Republic of Peru, and registered on entry 11015766 of the Registry of Legal Entities of Lima. Its main office is located at Av. Arequipa 1155, Santa Beatriz, Lima, Peru.

The corporate purpose of Telefonica del Peru is to provide every type of telecommunications services, participate in the operation and exploitation of international telecommunications services through satellites, submarine cables and other means offered by technological development; perform, for its own benefit or for third parties, data processing work, as well as research, development promotion and the application of every type of components and equipment directly or indirectly used in telecommunications; market every type of goods and services, and acquire and own shares, participating interests or other interests in companies or other entities, regardless of their purpose or business.

In order to fulfill the above-mentioned purposes, it may export, import and bring into the country any type of goods under any of the customs regimes permitted by law. All the activities that make up its corporate purpose may be performed both in Peru and abroad, and directly by it or through the establishment of affiliates or subsidiaries or by participating in other companies, in whole or in part. It may also engage in any other commercial, industrial or productive activity, whether or not it is related to telecommunications, provided it is approved by the Board of Directors and assists in attaining its corporate purposes.

The term of duration of the Company is indefinite, and in accordance with its corporate purpose it has been granted classification CIIU No 64207.

Brief history

Telefonica del Peru was incorporated in the city of Lima through a public deed dated June 25, 1920, under the name of Compañía Peruana de Teléfonos S.A. (CPT), in order to provide local telephony services.

On the other hand, in 1969 Empresa Nacional de Telecomunicaciones S.A. (Entel Perú) was established as the company in charge of providing local telephony services outside Lima as well as national and international long-distance services. Until May 1994, both companies were controlled by the Peruvian State. Within the privatization process, on February 28, 1994 the shares of both companies were auctioned and the winning bidder was Telefónica Perú Holding S.A.C., headed by Telefónica Internacional S.A. of Spain (TISA), a company with major investments in various telecommunications companies in Latin America. Telefónica Perú Holding S.A.C. acquired 35% of the share capital of Entel Perú S.A. and 20% of the share capital of CPT, in which company it made an additional capital contribution of US$612 million. On May 16, 1994 the price offered was paid, representing a total investment of US$2 billion, thus controlling 35% of the referred companies.

CPT and Entel Perú merged on December 31, 1994, the former forming part of the latter. On March 9, 1998 the amendment to the bylaws was approved and they were adopted according to the General Corporations’ Law, by virtue of which the name of Telefonica del Peru S.A.A. was adopted and it was organized under the form of an open corporation.

Amendments to the Bylaws

In 2003 no amendments to the Bylaws whatsoever were made. The last partial amendments to the Bylaws were made in 2002, 2000 and 1999, mainly with regard to, respectively, the change in the composition of the Board of Directors, the reduction of the share capital as a result of the multiple reorganization in which Telefonica del Peru participated and, finally, the reduction in the share capital as a result of the amortization of treasury shares.

Economic Group

Telefonica del Peru belongs to the economic group of Telefonica, S.A., a Spanish company engaged in the telecommunications business. The Telefonica Economic Group is formed by Telefonica S.A., the leading company of the group in Spain of the lines of business exploited by local companies, Telefónica Perú Holding S.A.C., Telefónica del Perú S.A.A., Telefónica Empresas Perú S.A.A., Telefónica Móviles Perú Holding S.A.A., Telefónica Publicidad e información Perú S.A.C. and their respective affiliates.

Structure of Affiliates

At December 31, 2003, Telefonica del Peru has the following affiliates:

Telefónica Multimedia S.A.C., a company incorporated in 1995 with the purpose of providing cable television services.

Telefónica Servicios Integrados S.A.C., a company incorporated in 1996 with the main purpose of providing services related to telecommunications in the information technology and communications systems to develop and support banking products.

Transporte Urgente de Mensajería S.A.C., a company incorporated in 1998 with the main purpose of providing national and international local Messenger services, pick-up and delivery services, special courier services and e-mail management, among others.

Telefónica Servicios Comerciales S.A.C., a company incorporated in 1999 with the main purpose of marketing every type of goods and services related to telecommunications.

Telefónica Soluciones Globales Holding S.A.C., a company incorporated in 2000 the main corporate purpose of which is the purchase, sale, administration and custody of real and personal property, investment in shares, obligations, instruments and other securities and, in general, every commercial activity related to investments and holding of every type of goods.

Telefónica Servicios Digitales S.A.C., a company incorporated in 2000 the main purpose of which is the administration and exploitation of electronic consultation systems of images converted and stored in magnetic means.

Servicios Editoriales del Perú S.A.C., a company incorporated in 2000 the main purpose of which is the edition, diagramming, printing, distribution and all other activities related to the production of publication and printing of various types, as well as the sale of advertising in the means produced by it or by third parties, which include closed or open television, radio, panels and any other means of massive advertising.

Servicios Globales de Telecomunicaciones S.A.C., a company incorporated in 2001 the main purpose of which is to provide fixed telecommunications and radio communications services in general such as fixed telephony, public telephony and long-distance telephony in all forms, and may sell traffic and/or services of third companies on its own account or through third parties.

Telefónica Servicios Técnicos S.A.C., a company incorporated in 2001, the main purpose of which is to engage in the marketing, consulting, installation and provision of maintenance services in telecommunications equipment and networks and in information technology equipment and networks. As well as in the development of integral solutions in the scope of telecommunications and information technology.

Tax treatment

The Legal Stability Agreements entered into on May 16, 1994 between Entel Peru and CPT and the Peruvian State, represented by the National Commission on Foreign Investment and Technologies (Conite), which applied to Telefonica del Peru during a 10-year period by virtue of the addendum signed with the State on June 6, 1995, expired on December 31, 2003 for tax purposes.

By virtue of the foregoing, during 2003 the company determined its income tax in accordance with the stabilized rules, as in the last 10 taxable years; that is, pursuant to the provisions set forth in Legislative Decree 774, Income Tax Law in force on the date of signing of the agreements.

In 2004 the company will pay its taxes on the basis of the tax rules in force.

Judicial, administrative and arbitration proceedings

Telefonica del Peru is party to a number of judicial, administrative and arbitration proceedings, related to its normal course of business, without it being able to be reasonably considered that any of them will have a significant negative effect on the financial position or results of the company.

Subsequent events

On January 8, 2004 and enforcing the resolution adopted by the board of directors of Telefonica del Peru S.A.A. on December 17, 2003, an application was filed with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) to delist the American Depositary Shares (ADS) from the latter.

Corporate governance

Telefonica del Peru, being aware of the importance that a good corporate governance has on companies and on the creation of value for its shareholders, has implemented several practices that consolidate its commitment to the principles of good governance for Peruvian companies approved by the committee formed by officers from the National Commission on the Supervision of Companies and Securities (Conasev), the Ministry of Economy and Finance, the Superintendence of Banks and Insurance Companies (SBS), the Lima Stock Exchange (BVL), the Bank Association, the Confederation of Private Business Institutions (Confiep), Procapitales and the Center for Capital Markets and Financial Studies.

In compliance with such principles, a few years ago the company facilitated the full exercise of the rights of shareholders in the shareholders’ regular and special meetings, which it publicly summoned duly in advance; has observed the shareholders’ right to information and, in this sense, has timely provided to them the agenda and information that is submitted for the consideration of the regular and special shareholders’ meetings; has given equitable treatment to its shareholders; has kept its shareholding records updated; has posted on its web site the Company Bylaws, the Annual Report, the quarterly and annual economic results as well as diverse information on the operation of the company and its bodies, such as the rules governing the operation of the Board of Directors and of special and regular shareholders’ meetings, the motions submitted for the consideration of the meetings and the resolutions adopted by them.

In addition to the aforesaid practices, which were established a few years ago in order to look after the shareholders’ rights, in 2003 Telefonica del Peru adopted the following measures aimed at giving more transparency to its business:

Board of Directors

It reduced the number of directors and formed this body with the number of members required for the size and needs of the company. It is important to highlight that the board is formed by a significant number of independent directors rather than executive directors. The independent directors are Messrs. José Antonio Colomer Guiu, Luis José Bastida Ibargüen, Alfonso Ferrari Herrero, José Fernando de Almansa Moreno-Barreda and Enrique Used Aznar.

For the purpose of facilitating the participation of the directors in each meeting, the notice of the meeting, agenda and other information of interest is delivered to them duly in advance. The minutes of each Board meeting are delivered to the alternate directors, so that if they are required to participate in a meeting they will be familiar with the matters discussed and the resolutions adopted previously by said body, which assists in achieving a smoother participation in the meetings.

The Board of Directors has carried out its general supervision and control function and exercised specific responsibilities related to the strategy and conduct of business. In 2003 it met 13 times, with the attendance of nearly all its members, and in accordance with its powers, it approved various relevant financial operations, authorized the execution of various contracts, agreements and commitments to which the company is a party, modified the organic structure, designated the general manager and officers at central management level, and authorized the adoption of relevant resolutions that affect the affiliates that make up its economic group.

Among the main resolutions adopted by this body in 2003 the following are worth mentioning, which constituted important events:

•	Preparation of individual and consolidated financial statements of the Company for the fourth quarter of 2002, first, second and third quarter of 2003.

•	Prepared the motions that were submitted for the consideration of the Annual Mandatory Shareholders’ Meeting.

•	Approved the Regulations for the Communication of Information to the Markets.

•	Ratified the officers who hold the position of Chairman of the Board, Vice Chairman of the Board and secretary of the Board.

•	Designated the members of the Executive Committee of the Board and of the Audit Committee.

•	Authorized the issue of outstanding bonds in an amount equivalent to US$ 250,000,000––in addition to the current outstanding stock.

•	Approved the declaration of a total dividend of S/. 149,199,369.24, equivalent to S/. 0.086644861976843 per share charged to withheld profits at December 31, 2002.

•	Designated the external auditor for financial year 2003.

•	Authorized the delisting of the American Depositary Shares (ADS) from the New York Stock Exchange (NYSE); the amendment to the deposit agreement entered into between Telefónica del Perú S.A.A., Morgan Guaranty Trust of New York and the ADS holders; the cancellation of the deposit program for said instruments and, as appropriate, the delisting thereof from the Securities and Exchange Commission (SEC).

Compensation of the Board of Directors

As approved by the Mandatory Annual Shareholders’ Meeting, the compensation of the directors of Telefonica del Peru consists of a fixed allowance payable on a monthly basis for their status as directors and per diem for attending the Board Meetings, which, according to law, are fixed on an annual basis by the Shareholders’ Meeting. During this year, the independent directors have been compensated; the executive directors expressly waived said compensation on the understanding that they receive earnings for the performance of their executive functions. In November 2003, the Board of Directors approved the policy for the payment of compensations to directors, by virtue of which, with the exception of the Chairman of the Board and the general manager, the directors of the Group who are directors of the company do not receive any compensation whatsoever for attending or belonging to the Board of Directors. As regards the independent directors, they receive the compensation fixed by the Shareholders’ Meeting, without any restriction. It should be pointed out that the independent directors have not received any compensation whatsoever for pensions or life insurance, and neither participate in compensation plans referenced to the listed value of the share.

Audit Committee

Telefonica del Peru has set up the Audit Committee, the main function of which is to support the Board of Directors in its surveillance functions; specifically, it has the following responsibilities:

•	Propose the designation of the external auditor, his employment conditions, the scope of his professional mandate and, as appropriate, the revocation or extension thereof.

•	Examine the accounts of the Company, oversee compliance with the legal requirements and the correct application of the generally accepted accounting principles, and inform of the proposed changes in the accounting principles and criteria suggested by management.

•	Act as a communication channel between the Board of Directors and the external auditor, assess the result of each audit and the replies of the directive team to its recommendations and act as mediator and arbitrator in the event of discrepancies with the latter and in connection with the principles and criteria applicable to the preparation of financial statements.

•	Verify the adequacy and integrity of internal control systems used in preparing individual and consolidated accounts.

•	Supervise compliance with the audit contract, seeing that the opinion on the annual accounts and the main contents of the audit report are written in a clear and accurate manner.

•	Examine the pamphlets and periodic financial information to be provided to the Company and to the markets and their supervisory bodies.

To date, the Audit Committee is formed by Messrs. Alfonso Ferrari Herrero, who chairs it, Enrique Used Aznar and Luis J. Bastida Ibargüen, all of whom are independent directors with experience on financial matters.

In fiscal year 2003, the Audit Committee has examined before the Board of Directors the monthly accounts of the Company, and has discussed with the management team and the internal auditors various aspects related thereto; it recommended the designation of the external auditor and approved the terms of the service contract entered into with it, as well as the consideration to be paid to the auditor by virtue of said contract.

Regulations on the registration, communication and control of financial-accounting information

Telefonica del Peru has a control area whose function is to look after the existence and integrity of the control systems that identifies financial or non-financial weakness or risk.

It is worth highlighting that during this year the Board of Directors approved the regulations on the registration, communication and control of financial and accounting information. These regulations govern the control procedures and mechanisms related to the preparation of the company’s financial-accounting information, guaranteeing the application of homogenous accounting practices and policies throughout the Telefonica Group and establishing a periodic assessment system of the operation of control systems.

Regulations governing the communication of information to the markets

In its meeting dated March 25, 2003, the Board of Directors approved the regulations governing the basic principles of operation of the processes and systems that control the communication of company information, whereby it is sought to warrant that the relevant information is timely, accurately and sufficiently disclosed to the market. The legal requirements on this matter set forth in current legislation are thus addressed.

In compliance with the law and with these regulations, Telefonica del Peru has advised the regulatory bodies of the markets where its securities are traded, through timely communication of relevant events and other communications, specific information related to the event occurring in relation thereto, its securities and any offering made in respect of them, as well as in respect of the companies that make up its economic group. In the same sense, it periodically registers information on the composition of its share capital, ADS holding (10 class B shares) and quarterly transactions of said instruments, its quarterly and annual financial information, and its press releases, among others.

Designation of representative to the stock market

In order to have a single interlocutor before the institutions that represent the markets where the company’s securities are listed, Dra. Julia Maria Morales Valentin, Secretary General of the Board, was designated as the stock market representative, with the responsibility of registering with Conasev and the Lima Stock Market, the information on important events and other communications, and implementing the corresponding procedures in those cases involving classified information.

This officer, in her capacity as secretary of the Board of Directors, is also in charge of addressing all information requirements made by shareholders and parties with a legitimate interest, and of issuing certifications, statements and other applicable documentation.

Use of the MVNet system to deliver information to Conasev

In compliance with the regulations of the stock market, during the last eight months of financial year 2003, Telefonica del Peru registered its relevant events, other communications and information through the MVNet, which allows the remote delivery of information to the market through electronic means in real time, guaranteeing equal access to the information. It is important to highlight that this system was voluntarily implemented by the company on a trial basis in anticipation of a measure that will be mandatory for all issuers.

As it may be verified, Telefonica del Peru recognizes the importance of applying the practices of a good corporate governance and publicly reiterates its commitment to integrate into its business new national and international principles aimed at improving transparency and the quality of this management and those of the companies that form its economic group.

Social Responsibility

Since it was established in 1999 as institutional successor of the Patronato de Telefónica Telecomunicaciones y Progreso, the Fundación Telefónica del Perú is working on a sustained basis towards the benefit of the less favored sectors of the country, with the purposes of promoting equal opportunities among people and improving their quality of life, especially, through the application of new information technologies.

Under this perspective, the institution develops important projects in the different lines of social action related to cooperation, education and integration of the disabled. Similarly, the Foundation is devoted to salvaging, conserving and disseminating the most valuable artistic and cultural expressions of the country.

During 2003, the Fundación Telefónica del Perú developed and boosted the Programs for the Integration of the Disabled, benefiting over 150 thousand people with different skills nationwide, with an investment of S/. 1.4 million.

These programs have allowed improving their quality of life, have assisted them in joining the labor force and encouraged their full integration with society, and have created and promoted a new more inclusive and fair outlook on health and disability.

Main activities performed by Fundación Telefónica del Perú in 2003

Education

•	EducaRed (www.educared.edu.pe): first educational portal with own information on Peru offering pedagogic and technological support and permanent update for teachers, as well as tools so that students may reach better learning levels. In 2003 a contest entitled “Construct a web page” was summoned, in which 704 public and private schools nationwide participated.

•	Specialty of Telecommunications Engineering at Pontificia Universidad Católica del Perú (PUCP): Fundación Telefónica del Perú cooperated in the creation of a new specialty by financing laboratory equipment and lectures of Fundacion Telefonica, wiht the participation of noted international specialists and technicians.

•	Marankiari Bajo Satellite Teleeducation Program: under a signed agreement, Fundación Telefónica del Perú continued supporting the Satellite Teleeduction Pilot Center, with access to the internet and electronic mail, located in the facilities of the Asháninka Culture House. Twelve thousand people from 42 native communities benefited from this program.

•	Program of School Sports Clinics of Fundación Telefónica 2003: their main objective is to improve and disseminate the technical level of athletics, mini basketball and volley ball sports disciplines, as well as promoting values and a culture of success for low-income school-age population. In 2003, 15 clinics were held in 13 cities of the country, benefiting 4,800 sports players, in addition to 100 special children.

Cooperation

•	Centro Nacional de Voluntariado (Cenavol): for the third consecutive year, Fundación Telefónica del Perú supported the performance of the Good Will Festival to Build Together a Society with a Common Cause. During this event, over 60 organizations of volunteers provided free health services to low-income population. Over 30,000 people received attention.

•	Red Internacional Solidaria (www.risolidaria.org.pe): telematic support, with tools and information through the web site, addressed to non-government organizations (NGOs) and non-profit entities of different fields, aimed at contributing to strengthening, promoting and performing joint actions to favor the most needy social sectors of the country.

Telemedicine, teleassistance and disability

•	Hospital classroom programs: addressed to minors with scarce resources who must be admitted into state hospitals during long periods of time so that they may have access to the Internet and continue with their studies. Fundacion Telefonica del Peru administers 13 information technology classrooms with the presence of teachers in 11 hospitals in six cities (Arequipa, Chiclayo, Cusco, Huancayo, Iquitos, and Lima), which have benefited over 4,000 children and youths.

•	Labor training center: in coordination with Fundades, the first classroom with adapted technology for disabled youths of the northern area of Metropolitan Lima was built, located in the populated district of Comas. Until now, 200 people have been benefited.

•	International Seminar “Technology in the service of integration of the disabled”: noted international professionals specialized in adapted technology shared their knowledge and experiences on disability. Simultaneously, a free presentation was made of demonstration units with adapted technology, with the attendance of 2,500 people during the two days of activity.

•	Centro Ann Sullivan del Perú: Fundación Telefónica del Perú provides technical support that allows access to telecommunications technology for the performance of the program entitled “remote education through audio conference and the internet”. It has also cooperated in the creation and maintenance of the center’s web site (http://annsullivan.fundaciontelefonica.org.pe). 850 students have benefited from this program

•

Infodis; Information service for the disabled: this is a project carried out in conjunction with Fundades, offering a database with the services available for the disabled, in the fields of education, health, public and private organizations, among others. Access may be gained to Infodis through the telephone line (221-2155) and an information web site (www.infodisperu.org). During the last quarter of 2003, 200 calls were received and there were 2,000 visits to the web site.

•	Kallpa 2003 5th Olympic Games: Fundación Telefónica del Perú for the fourth consecutive year supported the organization of the Kallpa Olympic Games for Special Athletes, one of the most important athletics competitions of its kind in the country, benefiting 737 athletes of 25 special centers during 2 days of activities.

•	Peru Special Olympic Games: the support of Fundación Telefónica del Perú allowed the Peruvian delegation to participate in the 2003 World Summer Games held in Dublin, Ireland. Thirty-one special sports players obtained 45 Olympic medals.

Culture

•	Centro Cultural Perú Virtual (www.perucultural.org.pe): first cultural portal of the country visited by 1,900,000 people during 2003. As part of the activities performed this year, the concert “Cantando Poemas” was held with the recognized singer Susana Baca, winner of the 2002 Latin Grammy award.

•	Registration, cataloging, and digitalizing of the Mochica collection of the Rafael Larco Herrera Archeological Museum: this is one of the most ambitious projects undertaken by Fundacion Telefonica with regard to the conservation and dissemination of the cultural heritage. This work has allowed posting on the Internet over 20,000 pieces of the world’s most important pre-Columbian art collection. The virtual catalogue may be seen in <http://catalogomuseolarco.perucultural.org.pe> and forms part of the Centro Cultural Perú Virtual.

Art and technology

•	Retrospective Urteaga, Cajarmarca and their time and Mario Urteaga. New views: together with the Lima Art Museum, a broad investigation and documentation project of the life and work of this important artist from Cajamarca was launched. This work materialized in autonomous and complementary exhibits, one explanatory catalogue and a web site housed in the Centro Cultural Perú Virtual (http://mariourteaga.perucultural.org.pe). The exhibit rooms of Fundacion Telefónica and the Lima Art Museum received 15,308 visitors, as well as over 3,000 school age children and disabled peopled in the guided visit program.

•	Water serpent. The indigenous life of the Amazon: this exhibit expands the project presented in 2000 called The Green Eye Amazon Cosmovision. Over 400 pieces were exhibited at the Desamparados Cultural Station, such as sculptures, photographs, documents, among others. The exhibit was visited by more than 130,000 people and was documented in a catalogue.

Lines of Social Activity

Education	EducaRed (www.educared.edu.pe)

Portal addressed to teachers, students, parents, directors and researchers to improve educational level.

Specialty in Telecommunications Engineering of the PUCP

Creation of the new specialty with the financing of equipment for laboratories and organization of lectures by Fundacion Telefonica.

Marankiari Bajo Satellite Teleeducation Program

Educational programs developed in the Satellite Pilot Educational Center to improve the quality of life of native communities.

Fundación Telefónica 2003 School Sports Clinics

Aimed at improving and disseminating the technical level of athletics, mini basketball and volley ball, and promoting values and a culture of success among low income school age children nationwide.

Huascarán Project

Access to the Internet in public school centers to increase the coverage of educational services to the poorest and most remote areas of the country, through pedagogical programs.

University and Educational Programs

Carried out in conjunction with the main universities and educational institutions of the country.

Cooperation	Centro Nacional de Voluntariado (Cenavol)

Institution that integrates and promotes national volunteer work through the Festival of Good Will.

Red Internacional Solidaria (www.risolidaria .org.pe)

Aimed at forming a common virtual community for the exchange of information and experiences, education and integration of non-profit organizations.

Chavin Cultural Tourist Project

Cultural development of tourism by giving value to the archeological monuments of the Ancash region.

Program of tourist accommodation in archeological areas of Peru

Promotion of rural tourist inns in: Caral, Chavín de Huántar, Choquequirao and Kuélap, to generate new employment sources.

Telemedicine,	Hospital classrooms

teleassistance	Oriented to low income children and young patients so that they may access new information technology and continue with their studies.

Labor training center

First classroom with adapted technology to train disabled youths of the northern area of Lima.

International seminar Technology to the service of integration of the disabled.

Presentations on adapted technology by recognized specialists on this matter, and presentation of demonstration units.

Centro Ann Sullivan del Perú

(http://annsullivan.fundaciontelefonica.org.pe)

Development of remote education program through access to the Internet and audio conference.

Infodis. Servicio de Información para las Personas con Discapacidad (www.infodisperu.org)

Information on the services available for the disabled. May also be accessed through the telephone line (221-2155).

Oficinas Municipales de Atención a las Personas con Discapacidad (OMAPED)

Engaged in the protection, participation and organization of the disabled. Computer equipment has been delivered to 50 Omped of the Lima and province municipalities.

Postpolio Syndrome

(www.fundaciontelefonica.org.pe/polio)

Dissemination and information through prevention workshops, diagnosis and treatment of the disease.

Kallpa Olympic Games for Special Athletes

Promote the integration of disabled children and youths through the practice of athletics.

Peru Special Olympiads

World Institution that promotes a better quality of life for the disabled through the practice of sports.

Culture	Centro Cultural Perú Virtual (www.perucultural.org.pe)

First cultural portal of the country that gathers over 70 web sites of institutions related to the artistic, cultural and intellectual fields of the country.

Registration, cataloguing and digitalization of the Mochicha culture of the MARLH

Virtual catalogue of the 20,000 pieces of the world’s most important pre Columbian art collection.

Analysis and Comments to the 2003 Results

Operating Revenues

At the close of 2003, the operating revenues of Telefonica del Peru S.A.A. and Subsidiaries stood at S/. 3.447 billion, 2.2% less than the S/. 3.526 billion obtained in the previous year. This drop is explained by the contraction of revenues from Local Telephony (6%), Long Distance (17.5%) and Public and Rural Telephony (7.7%), which were not offset by the increase in revenues from the Company Communications Business (31.2%), Cable Television (6.6%) and Others (35.9%). Within the latter, the increase in the net interconnection margin (72%), resulting from an increased traffic of long-distance operators, should be highlighted.

Local Telephony

Local telephony revenues stood at S/. 1.532 billion, which shows a 6% drop in respect of the revenues registered in 2002 (S/.1.630 billion) due to the implementation of the new rate plans effective since the first quarter of 2003, as well as to the productivity factor applied in the months of March, June, September and December 2003, which mainly impacted the revenues from subscribers’ quota and local measured service. Likewise, the invoiced internet traffic was reduced due to the increase of flat rate (148.5%) and broad band (163.7%) clients. The behavior of lines in service showed an increase of 8.6% in respect of 2002, mainly due to lines of lower consumption, the number of which increased by 214 thousand (33%). It is worth highlighting that migrations to the new rate plans launched by the company between March and May 2003 amounted to 550 thousand lines.

Long Distance

Revenues from long-distance reached S/. 360 million in 2003, which implies a 17.5% reduction in respect of 2002 (S/. 437 million), as a consequence of the consolidation of the multi-carrier system, and the presence of over 16 operators was registered by year-end. During the year, the competition launched various campaigns aimed both at small and large companies and the residential sector (VIP and massive segment). Furthermore, due to their low cost, the consumer’s trend was to use new technologies such as IP voice, which despite being in full development, was able to make an impact upon the revenues from traditional long distance services. In order to cope with the competition, in April 2003 the Premium plans were launched, which grant package minutes. These plans reached, by December, 51,974 affiliated lines.At the close of 2003 there were 16 operators besides Telefónica del Perú.

The strongest competition originated from the plunge in weighted average rates both in Outgoing International Long Distance (28.8%) and Incoming/Outgoing International Long Distance (38.3%) and National Long Distance (4.9%), which negatively impacted the long distance revenues, which effect was partially offset by greater revenues obtained from the sale of Hola Peru calling cards (156%).

Public use and Rural Telephony

Public and rural telephony reached S/. 702 million in 2003, and showed a 7.7% reduction compared to the previous year (S/. 761 million). This reduction is explained by a drop (10.5%) in national long distance revenues due to the shift from the use of coins to calling cards (both of Telefonica del Peru and other operators), the growth of the mobile phone plant, the increase in pre-paid local telephony lines and the effect of competition in public telephony.

Company Communications

Revenues from company communications reached S/. 267 million and showed a 31.2% increase compared to the previous year (S/. 204 million).

It is worth highlighting that the company boosted the expansion of the country’s broad band, which has been evidenced by the growth of lines in service, from 24,389 at the end of 2002 to 81,689 at December 2003, representing a 163.7% increase.

Cable television

Revenues from cable television and advertising registered a 6.6% growth, totaling S/. 320 million as opposed to the S/. 300 million reached in 2002. This is basically accounted for by the 4% growth in Cable TV revenues as a result of a 7% increase in invoiced plant.

Operating Expenses

Operating expenses stood at S/. 2.794 billion in 2003, which meant a 3.7% increase in respect of the previous year (S/. 2.693 billion), mainly explained by higher overhead and administrative expenses (5.3%) and materials and supplies (7.6%). This increase was partially offset by a decrease in personnel expenses (4.4%).

Personnel expenses

Personnel expenses stood at S/. 404 million in 2003, a 4.4% reduction in respect of the previous year (S/. 423 million), mainly due to a smaller mean payroll.

Overhead and administrative expenses

Overhead and administrative expenses were S/. 969 million in 2003, that is, 5.3% greater than the S/. 920 million of the previous year, resulting from the greater expenses registered in Commissions (63.0%), greater expenses associated with the launch of new rate plans (advertising expenses and teleservice for the client, which increased by S/. 14 million in respect of 2002), as well as a S/. 27 million increase due the increase of broad band users.

At the same time, the default provisions in 2003 reached S/. 125 million, with a 4.5% increase compared to the S/. 120 million registered in 2002. The increase was mainly due to the increased risk of bad interconnection accounts.

Depreciation

Depreciation increased by S/. 8 million (0.8%) shifting from S/. 994 million in 2002 to S/. 1.003 billion in 2003, as a result of the increase in the mean depreciable plant.

EBITDA and operating result

During 2003, the EBITDA (earnings before interest, taxes, depreciation and amortization) increased to S/.1.656 billion and experienced a plunge of S/. 172 million (9.4%) in respect of 2002, when it reached S/. 1.827 billion. This was mainly due to greater expense and, to a lesser extent, smaller revenues, while the margin decreased from 51.8% in 2002 to 48.0% in 2003.

The operating profit was S/. 653 million in 2003, that is, a reduction of S/. 180 million or 21.6% in respect of that registered in 2002 (S/. 833 million). This reduction is mainly due to the smaller revenues from Local, Long Distance and Public and Rural Telephony.

Non-operating Result

The non-operating result registered a loss of S/. 382 million in 2003 in respect of the S/. 541 million registered in 2002 due to the drop in net financial expenses by S/.71 million during the period in reference – mainly due to the lower level of the debt resulting from the generation of cash and lower interest rates obtained – and to the positive effect (S/. 7 million) from the Adjustment for Exposure to Inflation (REI). The other revenues and net expenses registered a loss of S/. 281 million, S/. 65 million less than those generated in 2002, which stood at S/. 346 million.

Net Result

The net result registered a 29.8% drop, shifting from S/. 31 million in 2002 to S/. 22 million in 2003. This is mainly explained by a S/. 180 million decrease in the operating result, partially offset both by the smaller non-operating loss of S/. 383 million (as opposed to the S/. 542 million registered in 2002) and by the smaller workers’ profit sharing and income tax registered (S/. 11 million).

Consolidated Balance Sheet

The Company’s liquidity levels (measured by the ratio of current assets to current liabilities) increased 0.45 times in 2002, from 0.66 times in 2003. This increase is explained by the major reduction in the current portion of bonds and bank loans, 91.3% and 70.8%, respectively, during 2003.

On the other hand, the company continued with its debt reduction process as a function of the increased free cash flow levels generated during the last few years. Thus, the financial debt was reduced S/. 695 million in 2003 and the debt to debt plus equity ratio was contracted from 41.3% in 2002 to 34.7% in 2003. Likewise, an improvement was evidenced in the financial coverage ratio (EBITDA over net financial results), by increasing from 10 times in 2002 to 15.3 times in 2003, and in the debt coverage ratio (debt over EDITDA), which was reduced from 1.3 times in December 2002 to 1.1 times in the last 12 months.

Liquidity and capital resources

During 2003, Telefonica del Peru generated a cash flow from operations that enabled it to reduce the debt stock from S/. 2.446 billion to S/. 1.751 billion.

The operations cash flow decreased by S/. 463 million, mainly due to greater tax payments and other payments (S/. 291 million). On the other hand, the cash flow used in investment activities reached S/. 353 million in 2003, S/. 106 million more than in 2002. The increase in investment is supported by an increase in the purchase of machinery and equipment. Finally, Telefonica del Peru amortized S/. 826 million for financing activities.

Debt issues and loans

In 2002, Telefonica del Peru was the first private issuer of securities in the local capital market.

During 2003, Telefonica del Peru participated in this market by auctioning bonds and commercial papers. The risk qualification of the securities issued by the company corresponds to those instruments that have the highest capacity of capital and interest payment in the agreed time frames and terms. The participation of Telefonica del Peru reached nearly 11% of the total market, and was only exceeded by Public Treasury issues, and accounted for 41.2% of the corporate issues of the market with a similar risk category.

The resources were allocated to the financing of working capital as well as to the structuring of company liabilities.

In 2003, Telefonica del Peru performed nine issues of commercial papers within the Second Program of Commercial Papers. Of these, six were performed in nuevos soles in an amount equivalent to US$ 69 million and three in dollars in a total amount of US$ 45 million.

Within the Second Program of Corporate Bond the eighth issue, in a total amount of S/. 90 million at a fixed rate in two series, and the ninth issue, of US$21 million were performed.

Through the sixth and seventh issues outside the program a total of S/. 140 million were placed (S/. 70 million in each one) at 2- and 5-year terms, respectively. Through the eighth and ninth issues outside the program a total of US$ 37 million in bonds in dollars at a fixed rate and terms between 4 and 5 years were awarded.

In November, during the first issue of the Third Program of Corporate Bonds, VAC (Constant Discount Value) bonds were place for a seven-year term in a total amount of S/. 50 million.

The following tables show a summary of all the transactions carried out in the capital market throughout 2003.

Issues Made

Issues	Amount Issued		Term	Issue date
Third Program of Corporate Bonds
First issue		S/. 50,000,000	7 years	November
Issues Outside the Program
Seventh issue		S/. 63,190,000	5 years	August
Eighth issue	US$	16,847,000	5.5 years	August
Ninth issue	US$	20,000,000	4 years	June
Sixth issue		S/. 70,000,000	2 years	June
Second Program of Corporate Bonds
Eighth issue (b series)		S/. 15,000,000	2 years	April
Ninth issue	US$	21,000,000	1.75 years	April
Eighth issue		S/. 75,000,000	2 years	March
Second Program of Commercial Papers
Twenty-fifth (4)		S/. 25,000,000	Short term	January
Twenty-sixth	US$	20,000,000	Short term	March
Twenty-seventh		S/. 50,000,000	Short term	March
Twenty-seventh (2)		S/. 50,000,000	Short term	April
Twenty-seventh (2)	US$	12,500,000	Short term	April
Twenty-seventh (3)		S/. 20,000,000	Short term	May
Twenty-seventh (3)	US$	12,000,000	Short term	May
Twenty-eighth		S/. 45,000,000	Short term	July
Twenty-eighth (2)		S/. 50,000,000	Short term	October

At December 31 2003, the following bonds and commercial papers are outstanding:

Issue	Amount issued		Amount in		Coupon
Third Program of Corporate Bonds
First issued		S/. 50,000,000		S/. 50,000,000	Semi-annual
Issues outside the program
Sixth issue		S/. 63,190,000		S/. 63,190,000	Semi-annual
Eighth issue	US$	16,847,000	US$	16,847,000	Semi-annual
Ninth issue	US$	20,000,000	US$	20,000,000	Semi-annual
Sixth issue		S/. 70,000,000		S/. 70,000,000	Semi-annual
Second Program of Corporate Bonds
Third issue		S/. 100,000,000		S/. 100,000,000	Semi-annual
Fourth issue		S/. 16,770,000		S/. 16,770,000	Semi-annual
Fifth issue		S/. 12,140,000		S/. 12,140,000	Semi-annual
Sixth issue		S/. 9,485,000		S/. 9,485,000	Semi-annual
Seventh issue	US$	45,000,000	US$	45,000,000	Semi-annual
Eighth issue (b series)		S/. 15,000,000		S/. 15,000,000	Semi-annual
Ninth issue	US$	21,000,000	US$	21,000,000	Quarterly
Eighth issue		S/. 75,000,000		S/. 75,000,000	Semi-annual
First Program of Corporate Bonds
First Issue		S/. 100,000,000		S/. 100,000,000	Semi-annual
Second issue		S/. 43,710,000		S/. 43,710,000	Semi-annual
Second Program of Commercial Papers
Twenty-fifth		S/. 119,275,000		S/. 15,000,000	Zero coupon
Twenty-sixth	US$	44,500,000	US$	24,125,000	Zero coupon
Twenty-seventh		S/. 120,000,000		S/. 76,045,000	Zero coupon
Twenty-eighth		S/. 95,000,000		S/. 78,250,000	Zero coupon

Listing of debt instruments traded in the Lima Stock Exchange

DESCRIPTION			Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
TELEFPBC4U	1st Program of Corporate Bonds - 4th single series issue	Opening Close Maximum Minimum Average		103.0174 103.0174 103.0174 103.0174 103.0174

TELEF2BC7A	2nd Program of Corporate Bonds - 7th series A Issue	Opening Close Maximum Minimum Average							99.9957 100.000 100.000 99.9738 99.9955

TELEF2BC9U	2nd Program of Corporate Bonds - 9th issue	Opening Close Maximum Minimum Average							99.9962 100.000 100.000 99.9962 99.9962

TELEF0BC9U	Ninth Issue of Telefonica del Peru Bonds	Opening Close Maximum Minimum Average							100.000 100.000 100.000 100.000 100.000

TELF2P27J	2nd Program of Commercial Instruments - 27th issue	Opening Close Maximum Minimum Average					95.77 95.71 95.88 95.71 95.8

Main assets of the company

At December 31, 2003, the company showed total assets amounting to S/. 7.591 million, a 9% decrease in respect of December 2002. The total assets consisted of net fixed assets (79%), commercial accounts receivable (9.6%), net intangible assets (2.9%), long term investments (1.1%), other accounts receivable (4.7%) and others (2.7%).

It should be mentioned that within the commercial accounts payable, Telefonica del Peru offered as collateral certain current and future long-distances accounts receivable generated by international traffic, through a financial operation named US$ 150,000,000-7.48% International Settlements Backed Trust Certificates. At December 31, 2003, Telefonica del Peru had US$ 39 million corresponding to the certificates it placed on the international market in December 1998 in an amount of US$ 150 million. This transaction was charged to the trust transfer of the above-mentioned current and future accounts receivable, which make up the trust assets that back the issue of the certificates.

Operations involving derivatives

At December 31, 2003, Telefonica del Peru maintained an exchange rate forward contract position totaling US$ 184 million, of which US$ 38 million corresponded to specific hedging operations and the balance, of US$ 146 million, to macrohedging of its liabilities in US dollars.

Person responsible for financial information

On January 21, 2003, the Board of Directors accepted the resignation of Mr. Antonio Mora Morando, who held the office of Control Central Manager. Mr. Jose Luis Baranda was designated as such but never joined the company and formally withdrew from the position on March 25, when Mr. Diego Martinez-Caro de la Concha Castañeda was appointed as Control Central Manager. The resignation of Messrs. Mora and Baranda was due to their acceptance of other offices in companies that form part of the Telefonica Group.

Exercising the faculties delegated upon it by the Annual Mandatory Shareholders’ Meeting, the Board of Directors designated the firm Deloitte & Touche SRL as external auditors for financial year 2003, which firm also audited the 2002 accounts. It should be mentioned that said auditor has not issued any negative opinion or observation whatsoever in respect of the financial statements of the Company or of the companies that it controls.

Telefonica del Peru and its shareholders

Evolution of the company’s share capital

At the close of 2003, Telefonica del Peru has a share capital of S/. 1,721,964,417, represented by 1,721,964,417 outstanding shares, with a face value of S/. 1,00 each, fully subscribed and paid-in. In 2001, as a result of the multiple reorganization process, Telefonica del Peru’s share capital was reduced from S/.2,104,597,578 to S/.1,722,245,234. The company proceeded to cancel all the shares and issue new ones, in accordance with the capital resulting from said operation.

Telefonica S.A. directly and indirectly controls, through Telefonica Inernacional S.A. and Telefonica Peru Holding S.A.C., approximately 97% of the capital of Telefonica del Peru.

According to the records of Cavali ICLV S.A., at December 31, 2003 the shareholding of the company is distributed into three classes, as follows; 669,762,378 class A-1 shares, representing 38.895% of the share capital; 1,051,925,807 class B shares, representing 61.089% of the share capital; and 276,232 class C shares, representing 0.016% of the share capital.

The class A-1 shares are owned by Telefonica Peru Holding S.A.C. and they are those that the Peruvian State sold under the private investment promotion process, which was awarded to Telefonica Peru Holding S.A.C. The shareholders of Telefonica Peru Holding S.A.C. are Telefonica Internacional S.A. (TISA), with 99.9% and Telefonica Internacional Holding B.V., with 0.0001%.

The class B shares are owned by Telefonica Internacional, S.A. (49.526%), Telefonica Peru Holding S.A.C (8.635%), Telefonica, S.A. (0.14%) and private local and foreign institutional investors, and are traded in the Lima Stock Exchange and in the New York Stock Exchange, in the form of ADSs.

The class C shares were acquired by the workers of Telefonica del Peru. These instruments are traded in the Lima Stock Exchange and are converted into class B shares when they are sold to third parties (not to workers or their heirs).

The shares of Telefonica del Peru are traded in the Lima and New York Stock Exchanges under the following names:

Type of share	Amount	Traded	Symbol
Class A-1	669,762,378	No	TELEA1C1
Class B	1,030,521,347	BVL	TELEFBC1
ADS1/	21,404,460	BVL / NYSE	TDP
Class C	276,232	BVL	TELEFCC1

1/	One ADS represents 10 class B shares.

All classes of shares enjoy the same rights and prerogatives, except as provided in Article 27 of the bylaws in respect of the mechanism for the election of directors.

Share distribution

The following tables show the share distribution evolution of Telefonica del Peru:

Expressed in %	2003	2002	2001	2000
Telefonica Peru Holding	47.5	47.5	47.5	47.5
Telefonica S.A.	0.1	0.1	0.1	20.2
Telefonica Internacional	49.5	49.5	49.5	0.0
ADS Program (1)(2)	1.2	1.2	1.1	39.1
State	0.0	0.0	0.0	0.0
Class B minority shareholders	1.5	1.6	1.6	1.6
Class C minority shareholders	0.0	0.0	0.0	0.1
Total	100	100	100	100

1/	ADS: 10 class B shares.

2/	Morgan Guaranty Trust of New York is the depository bank of the ADS program.

At December 31, 2003, the participating interests of the 10 largest shareholders were as follows:

Shareholder	Participating Interest %
1st. (*)	49.53%
2nd. (**)	47.53%
3rd. (***)	1.24%
4th.	0.14%
5th.	0.08%
6th.	0.06%
7th.	0.02%
8th.	0.02%
9th.	0.01%
10th.	0.01%

Source: The company itself

(*)	Telefonica Internacional S.A. belongs to the Economic Group of Telefonica, S.A., a company incorporated in Spain.

(**)	Telefonica Peru Holding S.A.C belongs to the Economic Group of Telefonica, S.A., a company incorporated in Peru.

(***)	Morgan Guaranty Trust Company of New York-ADR Program

Information on the shareholding composition

Voting shares at December 31, 2003

Shareholding	Number of Shares	Participating Interest
Less than 1%	89,393	1.70%
Between 1%-5%	1	1.24%
Between 5%-10%	—	—
More than 10%	2	97.06%
Total	89,396	100.00%

(*)	Includes class A-1, B and C shares.

Telefonica del Peru shares

During 2003, the stock markets worldwide had a good performance, as opposed to previous years, which ended with losses. The economic recovery drove the upsurge of markets that had been affected in the last few years by the uncertainty caused by the economic recovery of the United States and Europe, coupled with the increase of geopolitical tension between the United States and Iraq.

The main factors that drove this change in trend during 2003 were the following:

•	Increased domestic demand as a result of a growing trust in consumers.

•	An important improvement in the balance sheets of companies, including the restructuring of their liabilities, as a result of a strong drop in interest rates.

•	Increased productivity.

Within this context, the positive profitability of the main international indices, such as the Dow Jones ( 25.3%), the German Dax (37.1%), the Spanish Ibex-35 (28.2%) and EuroStoxx-50 (15.7%) should be highlighted. The general index of the Lima Stock Exchange (IGBVL) reached an increase of 74.9%, one of the highest of the last 10 years, mainly explained by the recovery of the mining sector. In this scenario, the performance of the telecommunications sector worldwide was more favorable and supported on better margins and capital expense control.

Performance of the shares of Telefonica del Peru vs. IGBVL

Telefonica del Peru’s B shares performed better than the IGBLV. Class B shares had a 146% rate of return as of December 31, 2003.

Listing of Shares in the Lima Stock Exchange

B Shares

	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03
Opening	0.570	0.610	0.640	0.630	0.920	0.810	0.940	0.800	0.920	1.180	1.420	1.350
Close	0.630	0.640	0.630	0.830	0.810	0.940	0.800	0.990	1.200	1.400	1.350	1.380
Maximum	0.650	0.670	0.680	0.830	1.000	0.950	0.940	0.990	1.600	1.600	1.460	1.450
Minimum	0.550	0.570	0.600	0.630	0.740	0.810	0.800	0.800	0.900	1.180	1.300	1.290
Average	0.610	0.620	0.650	0.730	0.840	0.900	0.890	0.870	1.130	1.370	1.380	1.350

C Shares

Opening	0.600	n/c	n/c	0.610	n/c	n/c	n/c	n/c	n/c	n/c	n/c	n/c
Close	0.600	n/c	n/c	0.610	n/c	n/c	n/c	n/c	n/c	n/c	n/c	n/c
Maximum	0.600	n/c	n/c	0.610	n/c	n/c	n/c	n/c	n/c	n/c	n/c	n/c
Minimum	0.600	n/c	n/c	0.610	n/c	n/c	n/c	n/c	n/c	n/c	n/c	n/c
Average	0.580	0.590	n/c	0.610	n/c	n/c	n/c	n/c	n/c	n/c	n/c	n/c

Source: Lima Stock Exchange

ADS US$

	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03
Opening	1.600	0.000	0.000	0.000	0.000	0.000	2.710	2.500	4.250	0.000	0.000	0.000
Close	1.600	0.000	0.000	0.000	0.000	0.000	2.710	2.500	4.250	0.000	0.000	0.000
Maximum	1.600	0.000	0.000	0.000	0.000	0.000	2.710	2.500	4.250	0.000	0.000	0.000
Minimum	1.600	0.000	0.000	0.000	0.000	0.000	2.710	2.500	4.250	0.000	0.000	0.000
Average	1.600	0.000	0.000	0.000	0.000	0.000	2.710	2.500	4.250	0.000	0.000	0.000

ADS (S/.)*

Opening	5.576	0.000	0.000	0.000	0.000	0.000	9.411	8.706	14.802	0.000	0.000	0.000
Close	5.576	0.000	0.000	0.000	0.000	0.000	9.411	8.706	14.802	0.000	0.000	0.000
Maximum	5.576	0.000	0.000	0.000	0.000	0.000	9.411	8.706	14.802	0.000	0.000	0.000
Minimum	5.576	0.000	0.000	0.000	0.000	0.000	9.411	8.706	14.802	0.000	0.000	0.000
Average	5.576	0.000	0.000	0.000	0.000	0.000	9.411	8.706	14.802	0.000	0.000	0.000

Average exchange rate

Source : Lima Stock Exchange

Listing of ADSs in the New York Stock Exchange

ADS US$

	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Nov-03	Dec-03
Opening	1.450	1.700	1.740	1.750	2.450	2.570	2.880	2.350	2.800	3.420	4.300	3.950
Close	1.700	1.700	1.800	2.450	2.470	2.850	2.400	2.770	3.400	4.250	3.950	3.930
Maximum	1.820	1.750	1.850	2.550	2.990	3.200	2.970	2.800	4.900	4.820	4.450	4.500
Minimum	1.450	1.530	1.600	1.700	2.050	2.250	2.260	2.320	2.700	3.420	3.900	3.830
Average	1.684	1.633	1.753	2.132	2.597	2.674	2.701	2.556	3.178	4.207	4.165	4.057

ADS (S/.)*

Opening	5.053	5.913	6.045	6.058	8.562	8.911	10.002	8.184	9.752	11.873	14.963	13.674
Close	5.925	5.913	6.254	8.481	8.631	9.882	8.335	9.647	11.842	14.754	13.745	13.605
Maximum	6.343	6.087	6.427	8.827	10.449	11.096	10.314	9.751	17.066	16.733	15.485	15.578
Minimum	5.053	5.322	5.559	5.885	7.164	7.802	7.849	8.079	9.404	11.873	13.571	13.259
Average	5.869	5.680	6.090	7.380	9.075	9.272	9.380	8.901	11.069	14.605	14.493	14.045

Average exchange rate

Source : Bloomberg

Dividend Policy

It has been Telefonica del Peru’s policy to pay dividends up to a maximum amount of 50% of the net profits after deducting the legal reserve (10%), the workers’ profit sharing and the taxes payable by law. If approved by the Shareholders’ Meeting, such dividend may be delivered in two parts, an advance and the final balance at the end of the financial year.

	Date of delivery	Amount
1999	April 5	S/. 0.04
	October 15	S/. 0.0903
2000	February 28	S/. 0.04
	June 22	S/. 0.10697
2001	July 20	S/. 0.0587
2002	—	—
2003	July 15	S/. 0.0083

Furthermore, in June 2003, the Board of Directors approved the payment of dividends charged against withheld profits at December 31, 2002. Dividends were delivered in three tranches during 2003:

	Date of Delivery	Amount
2003	August 1	S/. 0.02904
2003	September 5	S/. 0.02904
2003	October 3	S/. 0.02857

Information Sources

MAIN OFFICE

Telefónica del Perú S.A.A.

Address:	Av. Arequipa 1155, Santa Beatriz, Lima 1-Perú
Telephone:	(511) 210-1416
Fax:	(511) 265-7007
Homepage:	http://www.telefonica.com.pe

FINANCIAL INFORMATION

Telefónica del Perú S.A.A.

Telephone:	(511) 210-1293
Fax:	(511) 265-7007
Responsible parties:	Mr. Antonio Villa Mardon: <avilla@tp.com.pe> Mr. Andrés Simons Chirinos: <asimons@tp.com.pe>
Homepage:	http://www.telefonica.com.pe/acerca/infog/infofin.htm

Lima Stock Exchange

Address:	Jr. Antonio Miró Quesada 217, Lima 1-Perú
Telephone:	(511) 619-3333
Fax:	(511) 619-3359
Homepage:	http://www.bvl.com.pe

Cavali ICLV

Address:	Pasaje Acuña 191, Lima 1-Perú
Telephone:	(511) 311-2200
Fax:	(511) 311-2214
Homepage:	http://www.cavali.com.pe

National Commission on the Supervision of Companies and Securities -Conasev

Address:	Av. Santa Cruz 315, Lima 18- Perú
Telephone:	(511) 441-6620 / 441-7815
Homepage:	http://www.conasev.gob.pe

ADS Program

JP Morgan Chase Bank

Address:	P.O. Box 43013 Providence, RI 02940-3013
Telephone:	1-800-428-4237
Homepage:	http://www.adr.com/shareholder

Shares granted for the purchase of lines prior to the privatization

Securities Department of Telefónica del Perú

Responsible:	Mr. Miguel Vílchez Montalván mvilchez@tp.com.pe
Address:	Av. Arequipa1155 4° piso –Santa Beatriz Lima 1-Perú
Homepage:	http://www.telefonica.com.pe/empresasgrupo/accionista/accionista.html

PRODUCTS AND SERVICES

Telegestión Telefónica del Perú

Telephone:	(511) 123
Homepage:	http://www.telefonica.com.pe

Telefónica On-line

Homepage:	http://www.telefonicaonline.com.pe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: April 13, 2004	By:	/s/ Julia María Morales Valentín

Name: Julia María Morales Valentín Title: General Counsel of Telefónica del Perú S.A.A.